SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

11 February, 2010

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-FXForm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YesNoX

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82- N/A

This Report on Form 6-K contains a report of the fourth quarter 2009 results of Statoil ASA, entitled "Continued deliveries in turbulent markets"

CONTINUED DELIVERIES IN TURBULENT MARKETS
   OPERATIONAL REVIEW
   FINANCIAL REVIEW
   OUTLOOK
   RISK UPDATE
   HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
   E&P NORWAY
   INTERNATIONAL E&P
   NATURAL GAS
   MANUFACTURING & MARKETING
   LIQUIDITY AND CAPITAL RESOURCES
   USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
      Reconciliation of adjusted earnings to net operating income
      Reconciliation of adjusted earnings after tax to net income
   END NOTES
   FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS
   1 ORGANISATION AND BASIS OF PREPARATION
   2 RECLASSIFICATIONS OF DERIVATIVE FINANCIAL INSTRUMENTS
   3 FINANCIAL LIABILITIES AND FINANCIAL ITEMS
   4 INCOME TAX
   5 SEGMENTS
   6 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
   7 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
   8 SUBSEQUENT EVENTS

SIGNATURES

Continued deliveries in turbulent markets

Statoil's strategy update, fourth quarter 2009 and preliminary results for 2009

Statoil today presents its fourth quarter results and its Strategy Update. Statoil's fourth quarter 2009 net operating income was NOK 33.5 billion, compared to NOK 37.8 billion in the fourth quarter of 2008. In 2009, net operating income was NOK 121.6 billion compared to NOK 198.8 billion in 2008. Statoil's growth strategy remains firm.

"Statoil continues to deliver solid economic and operational results in a demanding market. The activity level is high, and our production is growing according to plans," says Statoil's CEO Helge Lund.

Fourth quarter and annual results 2009

The quarterly operating income was NOK 33.5 billion, compared to NOK 37.8 billion in the same quarter last year. It was mainly affected by a 48% drop in natural gas prices and a 55% reduction in refining margins. This was only partly compensated by a 17% increase in the average prices for liquids measured in NOK, and a 4% growth in lifted volumes of oil and gas.

Adjusted earnings in the fourth quarter 2009 were NOK 34.4 billion, compared to NOK 43.4 billion in the fourth quarter of 2008.

Net income in the fourth quarter of 2009 was NOK 7.1 billion compared to NOK 2.0 billion in 2008. This result reflects higher oil prices and increased lifting, lower net financial losses and lower tax rates compared to 2008, partly offset by lower gas prices and refining margins. In 2009, net income was NOK 17.7 billion, compared to NOK 43.3 billion in 2008.

Adjusted earnings after tax was NOK 9.7 billion in the fourth quarter of 2009. Adjusted earnings after tax excludes the effect of tax on net financial items, and represents an effective adjusted tax rate of 72% in the fourth quarter of 2009. In 2009, adjusted earnings after tax was NOK 38.3 billion and the effective adjusted tax rate was 71%.

The board of directors is proposing a dividend of NOK 6.00 per share for 2009.

Statoil's equity production in 2009 was 1,962 mboe per day, a 2% increase from last year. During 2009, the equity production outside Norway reached 500 mboe per day, and continues to grow.

"The reserve replacement ratio of 73% for 2009 is improving from a low level, and based on our continued exploration success and growth portfolio, I am confident that we will improve this ratio going forward. Statoil has a high quality portfolio of non-sanctioned projects that will create attractive returns for our shareholders," says Lund.

Strategy Update

"During the latter part of 2009, the global economy showed signs of recovery. However, we will still see uncertainty in the global markets," says Lund.

In 2010, Statoil estimates an equity production between 1,925-1,975 mboe per day. The range reflects the continued uncertainty regarding the demand for gas, and our value driven gas business. During 2010 several new projects are planned to come on stream, with start-ups scheduled towards the latter part of the year. Morvin, Gjøa, Vega, Vega South and Leismer Demo are all scheduled to start in the fourth quarter. Statoil's gas and oil production capacity is therefore expected to be significantly higher towards the end of the year, compared to the full year production guiding.

Statoil's Chief Executive confirms that the strategy as a technology driven upstream company remains firm.

"We are positioned to continue our production growth towards 2012 despite the current weakness in the gas markets. Statoil also has projects and resource potential to underpin profitable growth beyond 2012," says Lund.

In 2012, Statoil estimates an equity production between 2.1-2.2 million boe per day [13]. There is an area of uncertainty related to the 2012 production mainly due to the weak gas market conditions.

Statoil maintains its positive long-term view on the future competitiveness of gas. Statoil's objective is to maximise the value of the gas portfolio, rather than the volumes produced in any given year.

"Statoil is now taking steps towards more industrialisation and standardisation on the NCS to reduce cost and lead time, and thereby move resources into reserves in the most time and cost efficient way. Our ambition is to maintain the current level of production on the NCS for the next ten years," says Lund.

Around 80% of the Hydro merger synergies have been achieved, and the remainder will be completed during 2010. In addition, the administrative cost reduction program has led to a current spend level which is around 15% lower than the 2008 average. Significant cost reductions have secured Statoil's highly competitive operating unit cost position.

The Board of Directors has decided to make adjustments to the company's dividend policy in order to create a more predictable dividend level going forward:
"It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share in line with long term underlying earnings. When deciding the annual dividend level, the Board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility.
In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders"

The direct link to the highly volatile IFRS net income has been removed, and the focus will be on growing the annual cash dividend per share in line with long- term underlying earnings. The new policy does not imply a change in the long-term dividend level, including potential share buy-backs, compared to the previous policy. The Board emphasises the importance of maintaining an attractive dividend level also in the future.

Statoil also announces the following guidance for 2010:

  Capital expenditure - USD 13 billion
  Unit production cost - NOK 35-36 per boe
  Exploration activity - USD 2.3 billion, and approximately 50 wells

	Fourth quarter			For the year ended
	2009	2008	Change	2009	2008	Change

Net operating income (NOK billion)	33,5	37,8	(11%)	121,6	198,8	(39%)
Adjusted earnings (NOK billion)	34,4	43,4	(21%)	130,7	203,3	(36%)
Net income (NOK billion)	7,1	2,0	247%	17,7	43,3	(59%)

Earnings per share (NOK)	2.25	0.63	256%	5,75	13,58	(58%)

Average liquids price (NOK/bbl)	405	346	17%	364	513	(29%)
Average gas price (NOK/scm)	1.57	2.99	(48%)	1.90	2.40	(21%)
Equity production (mboe per day)	2,057	2,023	2%	1,962	1,925	2%

Highlights since third quarter 2009:

  Equity production is up 2% from fourth quarter 2008 to 2,057 mboe per day. For the full year 2009, equity production is up 2% to 1,962 mboe per day
  Entitlement production is 1,852 mboe per day, largely unchanged from fourth quarter last year
  Average liquids prices measured in NOK are up 17%, gas prices are down 48%, and refining margins in USD are down 55% from fourth quarter last year
  The 2009 reserve replacement rate is 73%, up from 34% in 2008. The three year average reserve replacement ratio is 64%
  On 25 January 2010 Statoil signed the West Qurna 2 field contract with Lukoil and the Iraqi government in which Statoil will have a 18.75% share
  On 31 January 2010 Statoil announced a swap arrangement with ConocoPhillips involving leases in GoM and the Chukchi Sea in Alaska
  On 3 February 2010 Statoil announced that it is considering a new ownership structure for the Energy and Retail business

  OPERATIONAL REVIEW

  Fourth quarter
  Total liquid and gas entitlement production in the fourth quarter of 2009 was 1,852 mboe per day, almost the same as in the fourth quarter of 2008, when entitlement production was 1,857 mboe per day. Total equity production [9] was 2,057 mboe per day in the fourth quarter of 2009 compared to 2,023 mboe per day in the fourth quarter of 2008.

  The 2% increase in total equity production was primarily related to the start-up of new fields and ramp-up of production from existing fields, and was only partly reduced by declining production from mature fields, maintenance activities and various operational issues.

  The average Product Sharing Agreement (PSA) effect was 205 mboe per day in the fourth quarter of 2009, compared to 166 mboe per day in the fourth quarter of 2008. The relatively high PSA effect in the fourth quarter of 2009 was due to relatively high equity production and change in profit tranches for some of our fields in Angola as well as some corrections from previous quarter. The overall figure for the year was 156 mboe, which is in line with previous guidance.

Operational data	Fourth quarter			For the year ended
	2009	2008	Change	2009	2008	Change

Average liquids price (USD/bbl)	71.3	51.0	40%	58.0	91.0	(36%)
USDNOK average daily exchange rate	5.68	6.78	(16%)	6.3	5.6	12%
Average liquids price (NOK/bbl) [3]	405	346	17%	364	513	(29%)
Gas prices (NOK/scm)	1.57	2.99	(48%)	1.90	2.40	(21%)
Refining margin, FCC (USD/boe) [4]	3.4	7.6	(55%)	4.3	8.3	(48%)
Total entitlement liquids production (mboe per day)[5]	1,068	1,095	(2%)	1,066	1,055	1%
Total entitlement gas production (mboe per day)	784	762	3%	740	696	6%
Total entitlement liquids and gas production (mboe per day) [6]	1,852	1,857	0%	1,806	1,751	3%
Total equity gas production (mboe per day)	810	793	2%	760	725	5%
Total equity liquids production (mboe per day)	1,247	1,230	1%	1,202	1,200	0%
Total equity liquids and gas production (mboe per day)	2,057	2,023	2%	1,962	1,925	2%
Total liquids liftings (mboe per day)	1,074	1,021	5%	1,045	1,019	3%
Total gas liftings (mboe per day)	784	763	3%	740	696	6%
Total liquids and gas liftings (mboe per day) [7]	1,858	1,783	4%	1,785	1,714	4%
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	38.4	38.1	1%	38.4	38.1	1%
Production cost equity volumes (NOK/boe, last 12 months) [9]	35.3	34.6	2%	35.3	34.6	2%
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	35.3	33.3	6%	35.3	33.3	6%

  Total liftings of liquids and gas were 1,858 mboe per day in the fourth quarter of 2009, a 4% increase from 1,783 mboe per day in the fourth quarter of 2008. In the fourth quarter of 2009 there was an overlift of 16 mboe per day [5], compared to an underlift of 57 mboe per day in the fourth quarter of 2008.

  Refining margins were USD 3.4 per barrel in the fourth quarter of 2009, a 55% decline since the fourth quarter of 2008. Measured in Norwegian kroner, the refining margin was down 63%.

  Production cost per boe of entitlement volumes was NOK 38.4 for the 12 months ended 31 December 2009, compared to NOK 38.1 for the 12 months ended 31 December 2008. [8] Based on equity [9] volumes, the production cost per boe for the two periods was NOK 35.3 and NOK 34.6, respectively. Adjusted for a reversal of restructuring costs arising from the merger recorded in the fourth quarter of 2007, and gas injection costs, the production cost per boe of equity production for the 12 months ended 31 December 2009 was NOK 35.3. The comparable figure for the 12 months ended 31 December 2008 was NOK 33.3.

  The increase in production cost per boe is mainly related to value driven deferral of gas volumes in 2009 as compared to 2008, currency effects from the strengthening of USD versus NOK in the most recent 12 month period compared to 2008, as well as relatively higher cost per barrel from new fields coming on stream.

  In the fourth quarter of 2009, a total of 16 exploration wells were completed before 31 December 2009, eight on the NCS and eight internationally. In the same period, seven wells were announced as discoveries, of which two are located outside the NCS.

  In the fourth quarter of 2009, Statoil started production from the third and final platform at South Pars phase 6, 7 and 8 in Iran.

  In 2009
  Total liquids and gas entitlement production in 2009 was 1,806 mboe per day, compared to 1,751mboe per day in 2008. Total equity production was 1,962 mboe per day in 2009 compared to 1,925 mboe per day in 2008.

  The 2% increase in total equity production in 2009 compared to 2008 was primarily due to increased production from start- up of new fields and ramp-up on existing fields, partly offset by declining production from mature fields, various operational issues and maintenance activities.

  In 2009 Statoil started production from Yttergryta (January), Alve (March), Tyrihans (July) and Tune Sør (July) on the NCS and received first oil and gas from Tahiti (May) and Thunder Hawk (July) in the Gulf of Mexico, from South Pars phase 6, 7 and 8 (October) in Iran and from Gimboa test production in Angola.

  Entitlement production increased by 3% for the same reasons as stated above and also due to a less adverse effect of product sharing agreements (PSA effect). The average PSA effect was 156 mboe per day in 2009 compared to 174 mboe per day in 2008.

  Total liquids and gas liftings in 2009 were 1,785 mboe per day, compared to 1,714mboe per day in 2008. There was an underlift in 2009 of 7 mboe per day [5] compared to an underlift of 21 mboe per day in 2008.

  Refining margins (FCC) were USD 4.3 per barrel in 2009, a 48% decline since 2008. Measured in Norwegian kroner, the refining margin is down 33% from last year.

  In 2009 Statoil completed 70 exploration wells, 41 on the NCS and 29 internationally. In 2009, a total of 40 wells were announced as discoveries, 33 on the NCS and seven internationally. Includning unannounced discoveries, the exploration success rate was 70% in 2009.

  Proved reserves at the end of 2009 were 5,408 mmboe, compared to 5,584 mmboe at the end of 2008, a decrease of 176 mmboe. In 2009, 481 mmboe were added through revisions, extensions and discoveries, compared to additions of 230 mmboe in 2008, also through revisions, extensions and discoveries.

  The reserve replacement ratio was 73% in 2009, compared to 34% in 2008, while the average three-year replacement ratio, including the effects of sales and purchases, was 64% at the end of 2009, compared to 60% at the end of 2008. The low reserve replacement ratio reflects the high production level and the time it takes to mature the significant number of recent discoveries and the latest acquisitions sufficiently to warrant a reclassification from unproved reserves to proved reserves.

  FINANCIAL REVIEW

  Fourth quarter
  In the fourth quarter of 2009, net operating income was NOK 33.5 billion, compared to NOK 37.8 billion in the fourth quarter of 2008. The decrease is mainly attributable to lower prices for natural gas and reduced refining margins, and was only to a smaller extent offset by increased volumes from production and higher prices for liquids.

  Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income, which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

  In the fourth quarter of 2009, impairment losses net of reversals (NOK 1.3 billion), other accruals (NOK 0.1 billion) and lower fair value of derivatives (NOK 0.2 billion), negatively impacted net operating income, while overlift (NOK 0.1 billion), higher values of products in operational storage (NOK 0.6 billion) and reversals of restructuring costs related to the NCS(NOK 0.3 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.3 billion), adjusted earnings were 34.4 billion in the fourth quarter of 2009.

  In the fourth quarter of 2008, lower fair value of derivatives (NOK 2.1 billion), impairment charges net of reversals (NOK 1.3 billion), underlift (NOK 1.3 billion), lower values of products in operational storage (NOK 3.6 billion), loss on sale of assets (NOK 0.8 billion) and other accruals (NOK 0.3 billion) all had a negative impact on net operating income. Reversal of restructuring cost accrual (NOK 1.6 billion) had a positive impact on net operating income for the fourth quarter of 2008. Adjusted for these items and the effects of eliminations (NOK 2.2 billion), adjusted earnings were NOK 43.4 billion in the fourth quarter 2008.

  The 21% decrease in adjusted earnings from fourth quarter 2008 to fourth quarter 2009 was primarily caused by the drop in both natural gas prices and refining margins, and was only partly compensated by increased sales volumes of liquids and gas, higher prices of liquids and a reduction in both adjusted operating expenses and adjusted selling and administrative expenses of 12% and 29%, respectively.

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Revenues and other income
Revenues	122.6	149.8	(18%)	462.3	652.0	(29%)
Net income (loss) from associated companies	0.6	0.6	(11%)	1.8	1.3	39%
Other income	1.2	0.3	372%	1.4	2.8	(51%)

Total revenues and other income	124.4	150.7	(17%)	465.4	656.0	(29%)

Operating expenses
Purchase (net of inventory variation)	55.5	75.8	(27%)	205.9	329.2	(37%)
Operating expenses	15.7	16.2	(3%)	56.9	59.3	(4%)
Selling, general and administrative expenses	2.2	3.3	(33%)	10.3	11.0	(6%)
Depreciation, amortisation and net impairment losses	12.5	13.8	(9%)	54.1	43.0	26%
Exploration expenses	4.9	3.9	27%	16.7	14.7	14%

Total operating expenses	(90.8)	(113.0)	20%	(343.8)	(457.2)	25%

Net operating income	33.5	37.8	(11%)	121.6	198.8	(39%)

Net financial items	(1.3)	(12.1)	89%	(6.7)	(18.4)	63%

Income tax	(25.2)	(23.7)	6%	(97.2)	(137.2)	(29%)

Net income	7.1	2.0	247%	17.7	43.3	(59%)

Adjusted earnings	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income adjusted	124.3	152.3	(18%)	465.7	652.5	(29%)

Purchase, net of inventory variation adjusted	56.2	72.1	(22%)	208.1	326.3	(36%)
Operating expenses adjusted	15.4	17.6	(12%)	58.5	59.7	(2%)
Selling, general and administrative expenses adjusted	2.1	3.0	(29%)	10.1	10.5	(3%)
Depreciation, amortisation and impairment adjusted	12.5	12.5	0%	47.0	40.5	16%
Exploration expenses adjusted	3.6	3.8	(4%)	11.3	12.2	(7%)

Adjusted earnings [11]	34.4	43.4	(21%)	130.7	203.3	(36%)

Financial data	Fourth quarter			For the year ended
	2009	2008	Change	2009	2008	Change
Weighted average number of ordinary shares outstanding	3,182,914,686	3,185,220,293		3,183,873,643	3,185,953,538
Earnings per share (NOK)	2.25	0.63	256%	5.75	13.58	(58%)
Non-controlling interests (NOK billion)	0.1	0.0	442%	0.6	0.0	12060%
ROACE adjusted (last 12 months)	14.3%	24.0%	(40%)	14.3%	24.0%	(40%)
Cash flows provided by operating activities (NOK billion)	11.8	19.3	(39%)	73.0	102.5	(29%)
Gross investments (NOK billion)	20.8	47.6	(56%)	85.0	95.4	(11%)
Net debt to capital employed ratio	27.3%	17.5%		27.3%	17.5%

  Net financial items amounted to a loss of NOK 1.3 billion in the fourth quarter of 2009, compared to a loss of NOK 12.1 billion in the fourth quarter of 2008. The loss in the fourth quarter of 2009 was primarily due to fair value losses on interest rate swap positions of NOK 2.4 billion, partly offset by net foreign exchange gains of NOK 1.7 billion.

  The fair value losses on interest rate swaps relate to increasing USD interest rates during the fourth quarter in 2009. The net foreign exchange gains mainly relate to an inter-company balance between the parent company and a subsidiary with a different functional currency.

  Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to approximately a loss of NOK 0.2 for the period.

Fourth quarter 2009	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	0.8	1.7	(3.8)	(1.3)	0.3	(1.0)

Foreign exchange (FX) impacts (incl. derivatives)	0.1	(1.7)		(1.6)
Interest rate (IR) derivatives			2.4	2.4
Impairment of investment in Pernis			0.3	0.3
Subtotal	0.1	(1.7)	2.7	1.1	(0.2)	0.9

Financial items excluding FX and IR derivatives	0.9		(1.1)	(0.2)	0.1	(0.1)

Exchange rates	31 December 2009	31 September 2009	31 December 2008

USDNOK	5.78	5.78	7.00
EURNOK	8.32	8.46	9.87

  Income taxes were NOK 25.2 billion in the fourth quarter of 2009, equivalent to an effective tax rate of 78.1%, compared to NOK 23.7 billion in the fourth quarter of 2008, equivalent to an effective tax rate of 92.1%. Loss on net financial items are deductible at a lower tax rate than the average tax rate. Since the loss on net financial items was significantly lower in the fourth quarter of 2009 than in the fourth quarter of 2008, there is also a less negative impact on the tax rate. In addition, the tax rate decreased due to a significant deferred tax expense in the fourth quarter of 2008 caused by currency effects in companies that are taxable in other currencies than the functional currency. This was partly offset by a relatively higher share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate.

  In the fourth quarter of 2009, income before tax amounted to NOK 32.3 billion, while taxable income was estimated to be NOK 0.6 billion higher. The estimated difference of NOK 0,6 billion arose in companies that changed their functional currency as from January 1, 2009.

  The introduction of the USD as functional currency in the parent company as from 2009 has led to reduced currency effects on net financial income. While taxes payable are unaffected by this change, taxable income exceeded consolidated accounting income before tax by approximately NOK 0.6 billion in the fourth quarter of 2009, thus contributing to an effective tax rate of 78.1%. Adjusted earnings after tax excludes net financial items and tax on net financial items, and is an alternative measure which management believes provides a better indication of Statoil's tax exposure to its underlying operational performance in the period.

Composition of tax expense and effective tax rate in the fourth quarter of 2009	Before tax	Tax	Tax rate	After tax

Adjusted earnings	34.4	(24.7)	72%	9.7
Adjustments	0.9	0.7	(76%)	1.5
Net operating income	33.5	(25.3)	76%	8.2

Net financial items:
Tax on NOK 0.6 billion taxable currency gains		(0.2)		(0.2)
Foreign exchange (FX) and interest rate (IR) derivatives	(1.1)	0.2	25%	(0.9)
Financial items excluding FX and IR derivatives	(0.2)	0.1	25%	(0.1)

Total	32.3	(25.2)	78%	7.1

  Adjusted earnings after tax in the fourth quarter of 2009 was NOK 9.7 billion, down from NOK 11.7 billion in the fourth quarter of 2008. The decrease was mainly caused by lower prices for natural gas, and only to a small extent compensated by higher prices for liquids and increased income from the higher volumes sold. Furthermore, the effective tax rate on adjusted earnings was lower in the fourth quarter of 2009 than in the fourth quarter 2008. The tax rates on adjusted earnings were 72% and 73% in the fourth quarter of 2009 and 2008, respectively.

Adjusted earnings after tax by segment	Fourth quarter
	2009			2008
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax

E&P Norway	27.0	20.2	6.8	35.2	26.2	8.9
International E&P	3.4	1.6	1.8	0.3	1.9	(1.6)
Natural Gas	4.0	3.1	0.9	4.8	2.2	2.6
Manufacturing & Marketing	0.4	(0.2)	0.6	4.2	1.7	2.5
Other	(0.4)	0.0	(0.4)	(1.1)	(0.2)	(0.8)

Group	34.4	24.7	9.7	43.4	31.7	11.7

  In the fourth quarter of 2009, net income was NOK 7.1 billion compared to NOK 2.0 billion in the fourth quarter of 2008. The increase is mainly due to a reduced loss on financial items, a lower effective tax rate and higher liquids prices, partly offset by the reduction in net operating income, mainly caused by reduced prices on natural gas.

  In the fourth quarter of 2009, earnings per share based on net income were NOK 2.25 compared to NOK 0.63 in the fourth quarter of 2008.

  In 2009

  In 2009, the net operating income was NOK 121.6 billion, compared to NOK 198.8 billion in 2008. The decrease is mainly attributable to lower prices of oil and gas and increased depreciation, amortisation and impairment losses, partly offset by income from higher volumes.

  In 2009, both impairment losses net of reversals (NOK 12.2 billion) and underlift (NOK 1.2 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 2.2 billion), higher values of products in operational storage (NOK 2.1 billion), other accruals (NOK 1.3 billion), gain on sale of assets (NOK 0.5 billion) and reversals of restructuring costs (NOK 0.3 billion) all had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 2.1 billion), adjusted earnings were NOK 130.7 billion in 2009.

  In 2008, impairment charges net of reversals (NOK 4.8 billion), lower values of products in operational storage (NOK 2.8 billion), underlift (NOK 2.4 billion) and other accruals (NOK 2.3 billion) negatively impacted net operating income. Higher fair value of derivatives (NOK 2.4 billion), gain on sales of assets (NOK1.4 billion) and reversal of restructuring cost accrual (NOK 1.6 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 3.4 billion), adjusted earnings were NOK 203.3 billion in 2008.

  The 36% decrease in adjusted earnings from 2008 to 2009 was primarily caused by the significant drop in both liquids and gas prices, and was only partly offset by higher sales volumes. Higher adjusted depreciation, amortisation and impairment expenses, caused by higher production volumes, also made a negative contribution, while both lower adjusted exploration expenses and lower adjusted operating expenses contributed positively to adjusted earnings.

  Net financial items amounted to a loss of NOK 6.7 billion in 2009, compared to a loss of NOK 18.4 billion in 2008. The loss in 2009 was primarily due to fair value losses on interest rate swap positions of NOK 6.8 billion, in combination with an impairment loss of NOK 1.4 billion related to an investment in the Pernis refinery company, partly offset by net foreign exchange gains of NOK 2.0 billion.

  The fair value losses on interest rate swaps relate to increasing USD interest rates during 2009. The net foreign exchange gains include fair value gains on currency swap positions related to liquidity and currency risk management, and are due to a 17.5% weakening of the USD versus the NOK in 2009.

  Adjusted for these factors and for foreign exchange effects on financial income, net financial items before tax would amount to a loss of approximately NOK 0.3 for the period.

For the year ended 2009 (in NOK bn)	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	3.7	2.0	(12.5)	(6.8)	(4.8)	(11.6)

Foreign exchange (FX) impacts (ind. derivatives)	0.5	(2.0)		(1.5)
Interest rate (IR) derivatives			6.6	6.6
Impairment of investment in Pernis			1.4	1.4
Subtotal	0.5	(2.0)	8.0	6.5	5.1	11.6

Financial items excluding Pernis, FX and IR derivatives	4.2	0	(4.5)	(0.3)	0.3	0

  Income taxes were NOK 97.2 billion in 2009, equivalent to a tax rate of 84.6%, compared to NOK 137.2 billion in 2008, equivalent to a tax rate of 76.0%. The increase in the tax rate was mainly due to significant taxable exchange gains, which do not have an impact on the statement of income for companies whose functional currency is USD. In 2009 the taxable income related to these exchange gains is estimated to be NOK 25.0 billion higher than income before tax, which increases the tax rate. In addition, the tax rate was increased by relatively higher income from the NCS with higher than average tax rates, and impairment losses with lower than average tax rates.

  Adjusted earnings after tax excludes the effects of tax on financial items, and in 2009, adjusted earnings after tax were NOK 38.3 billion, down 33% from NOK 57.5 billion in the same period last year. The decrease is mainly due to lower prices for both liquid and gas, and is only to a small extent compensated for by higher income from higher volumes sold. A lower effective tax rate on adjusted earnings in 2009 also had an offsetting effect compared to 2008. The tax rates on adjusted earnings were 71% and 72% in 2009 and 2008, respectively.

Adjusted earnings after tax by segment	For the year ended
	2009			2008
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax

E&P Norway	102.6	75.9	26.7	168.0	126.0	42.0
International E&P	9.2	4.1	5.1	16.1	9.6	6.5
Natural Gas	16.5	11.9	4.6	11.9	7.4	4.5
Manufacturing & Marketing	3.6	1.3	2.3	8.3	3.0	5.3
Other	(1.1)	(0.7)	(0.4)	(1.0)	(0.2)	(0.8)

Group	130.7	92.4	38.3	203.3	145.8	57.5

  In 2009, net income was NOK 17.7 billion compared to NOK 43.3 billion in 2008. The 59% decrease is mainly due to reduced operating income caused by lower revenues from liquids and gas sales and a higher effective tax rate, only partly offset by reduced loss on net financial items.

  In 2009, earnings per share based on net income amounted to NOK 5.75, compared to NOK 13.58 in 2008.

  In 2009, cash flows from operations amounted to NOK 73.0 billion. Adjusting for changes in cash flows due to changes in working capital (NOK 7.0 billion) and other non-current items related to operating activities (NOK 3.7 billion), cash flows from underlying operations less tax payments contributed NOK 81.5 billion.

  Cash flows used in investing activities amounted to NOK 75.4 billion in 2009, compared to NOK 85.8 billion in 2008. The NOK 10.5 billion decrease is mostly due to the cash flows spent in 2008 on the acquisition of the remaining 50% share of Peregrino.

  Return on average capital employed after tax (ROACE) [1] was 10.4% for the 12 month period ended 31 December 2009, and 21.0% for the previous 12 month period. Based on adjusted earnings after tax and average capital employed, adjusted ROACE was 14.3% and 24.7% for the two periods, respectively. The decrease is mostly attributable to a 32% decrease in adjusted earnings after tax, and to a lesser extent to the 15% increase in average capital employed.

  Statoil's board of directors proposes to the annual meeting a dividend of NOK 6.00 per share for 2009. In 2008 Statoil paid an ordinary dividend of NOK 4.40 per share and a special dividend of NOK 2.85 per share, adding up to a total dividend of NOK 7.25 per share.

  OUTLOOK

  Statoil's guidance for equity production is in the range of 1,925 to 1,975 mboe per day in 2010 and between 2.1 and 2.2 mmboe per day in 2012 [13]. The expected volumes are exclusive of any Opec cuts. Commercial considerations related to gas sales activities, operational regularity, the timing of new capacity coming on stream and gas offtake represent the most significant risks related to the production guidance.

  Planned turnarounds in 2010 are estimated to give a negative impact on the equity production of around 50 mboe per day for the full year and around 20 mboe per day in the first quarter of 2010.

  Capital expenditures for 2010, excluding acquisitions and capital leases, are estimated to be around USD 13 billion.

  Unit production cost for equity volumes is estimated to be NOK 35-36 per boe, which is on par with 2009.

  The company will continue to mature the large portfolio of exploration assets and expects an exploration activity level in 2009 of around USD 2.3 billion.

  We anticipate that commodity prices will continue to be volatile.

  Refining margins have been declining for more than a year, and we anticipate that they will remain low, at least in the near term.

  These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

  RISK UPDATE

  .

  Risk factors
  The results of operations largely depend on a number of factors, most significantly those that affect the price obtained in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

  The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2010. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

  The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2008 for a more detailed discussion of the risks to which Statoil is exposed.

  Financial risk management
  Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. Statoil has so far had only limited exposure towards distressed parties and instruments. Only insignificant counterparty losses incurred in Q4 2009. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

  The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels. During 2009 interest rates have increased, but the credit spread element for corporate issuers have been significant reduced toward levels before the financial crisis. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short term certificates with minimum single A-rating, or with banks with minimum single A-rating.

  In accordance with our internal credit rating policy, we assess counterparty credit risk annually and assess counterparties identified as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk.

  HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

  Fourth quarter
  The total recordable injury frequency was 3.6 in the fourth quarter of 2009 compared to 4.6 in the fourth quarter of 2008. The serious incident frequency decreased from 1.9 in the fourth quarter of 2008 to 1.7 in the fourth quarter of 2009. There was one fatal accident in the fourth quarter of 2009. A contractor was killed during work on the Leismer project in Canada.

  The number of accidental oil spills in the fourth quarter of 2009 increased compared to the fourth quarter of 2008, but the volume decreased from 24 cubic metres in the fourth quarter of 2008 to 23 cubic metres in the fourth quarter of 2009.

  In 2009
  The total recordable injury frequency decreased from 5.4 for the 12 months ended 31 December 2008 to 4.1 for 12 months ended 31 December 2009. The serious incident frequency decreased from 2.2 for the 12 months ended 31 December 2008 to 1.9 for the 12 months ended 31 December 2009. There were six fatalities in the 12 months ended 31 December 2009, including three Statoil employees onboard the Air France flight 447 which disappeard over the Antlantic.

  The number of accidental oil spills for the 12 months ended 31 December 2009 increased compared to the 12 months ended 31 December 2008, but the volume decreased from 342 cubic metres in 2008 to 170 cubic metres in 2009.

	Fourth quarter		Year
HSE	2009	2008	2009	2008
Total recordable injury frequency	3.6	4.6	4.1	5.4
Serious incident frequency	1.7	1.9	1.9	2.2
Accidental oil spills (number)	129	100	435	401
Accidental oil spills (volume, cubic metres)	23	24	170	342

  E&P NORWAY

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income	43.0	45.6	(6%)	158.7	219.8	(28%)

Operating expenses	6.2	6.3	(3%)	23.4	23.5	0%
Selling, general and administrative expenses	0.0	0.0	0%	0.1	(0.1)	153%
Depreciation, amortisation and impairment	7.4	6.9	8%	25.7	24.0	7%
Exploration expenses	1.6	1.9	(17%)	5.2	5.5	(6%)

Total operating expenses	15.1	15.1	0%	54.3	52.9	3%

Net operating income	27.9	30.5	(8%)	104.3	166.9	(37%)

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income adjusted	42.4	51.1	(17%)	157.8	222.0	(29%)

Operating expenses adjusted	6.3	7.1	(11%)	24.3	24.6	(1%)
Selling, general and administrative expenses adjusted	(0.0)	0.0	(160%)	0.1	(0.1)	153%
Depreciation, amortisation and impairment adjusted	7.4	6.9	8%	25.7	24.0	7%
Exploration expenses adjusted	1.6	1.9	(17%)	5.2	5.5	(6%)

Adjusted earnings [11]	27.0	35.2	(23%)	102.6	168.0	(39%)

	Fourth quarter			For the year ended
Operational data	2009	2008	Change	2009	2008	Change

Prices:
Liquids price (USD/bbl)	71.0	50.7	40%	57.8	91.5	(37%)
Liquids price (NOK/bbl)	403	344	17%	363	515	(30%)
Transfer price natural gas (NOK/scm)	1.08	2.32	(54%)	1.38	1.87	(26%)

Liftings:
Liquids (mboe per day)	809	832	(3%)	778	808	(4%)
Natural gas (mboe per day)	709	691	3%	666	637	5%
Total liquids and gas liftings (mboe per day)	1,519	1,523	0%	1444	1445	0%

Production:
Entitlement liquids (mboe per day)	804	854	(6%)	784	824	(5%)
Entitlement natural gas (mboe per day)	709	691	3%	666	637	5%
Total entitlement liquids and gas production (mboe per day)	1,513	1,545	(2%)	1450	1461	(1%)

  Fourth quarter

    Strong operational performance with a stable production in the quarter.
    High exploration activity that included five discoveries in the period.

  OPERATIONAL REVIEW

  Average daily production of liquids decreased from 854 mboe per day in the fourth quarter of 2008 to 804 mboe per day in the fourth quarter of 2009. The decrease in liquids production was mainly related to the expected decline, measures to maintain reservoir pressure at Gullfaks, various operational issues at Norne, Vigdis, Snorre B, Troll and Kristin, and a turnaround at Snøhvit. The decrease was partly offset by Kvitebjørn being back in full production after the shutdown in the third and fourth quarter of 2008, a build-up of production at Ormen Lange and new production from Tyrihans, Alve and Yttergryta.

  Average daily production of gas increased from 691 mboe per day in the fourth quarter of 2008 to 709 mboe per day in the fourth quarter of 2009. The increase was mainly related to Kvitebjørn and Visund being back in full production, the build-up of production at Ormen Lange, and new production from Alve and Tyrihans. The increase was partly offset by expected declines on several fields, lower offtake of Oseberg and Troll gas in the fourth quarter of 2009 compared to 2008, and the turnaround at Snøhvit during the fourth quarter of 2009.

  Average daily lifting of liquids decreased from 832 mboe per day in the fourth quarter of 2008 to 809 mboe per day in the same quarter of 2009.

  Exploration expenditure (including capitalised exploration expenditure) were NOK 1.5 billion in the fourth quarter of 2009, compared to NOK 2.9 billion in the fourth quarter of 2008. Most of the activity in the fourth quarter of 2009 was located in the North Sea.

  Adjusted exploration expenses were NOK 1.6 billion in the fourth quarter of 2009, compared to NOK 1.9 billion in the fourth quarter of 2008. In the fourth quarter of 2009, eight exploration and appraisal wells were completed on the NCS, of which five were announced as discoveries.

  FINANCIAL REVIEW

  In the fourth quarter of 2009, net operating income for E&P Norway was NOK 27.9 billion compared to NOK 30.5 billion in the fourth quarter of 2008. The decrease is mainly attributable to reduced gas prices, partly offset by increased oil prices.

  In the fourth quarter of 2009, unrealised gain on derivatives (NOK 0.5 billion), overlift (NOK 0.1 billion) and restructuring cost of (NOK 0.3 billion) all had a positive impact on net operating income, while other accruals (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items, adjusted earnings were NOK 27.0 billion in the fourth quarter of 2009.

  In the fourth quarter of 2008, adjusted earnings were NOK 35.2 billion. The decrease was mainly due to a drop in E&P Norway's transfer sales price of natural gas, partly offset by increased realised price of liquids measured in NOK. The lower transfer sales price of natural gas had a negative effect on adjusted earnings by NOK 13.0 billion. Depreciation, amortisation and impairment were NOK 0.6 billion higher, while other income was NOK 1.1 billion higher due to income from insurance payments. Operating expenses were NOK 0.2 billion lower and exploration expenses were NOK 0.3 billion lower compared to fourth quarter 2008.

  IN 2009

  OPERATIONAL REVIEW

  Average daily production of liquids decreased from 824 mboe per day at year end of 2008 to 784 mboe per day at year end of 2009. The decrease in liquids production was mainly related to expected declines on several fields, various operational issues at the Kristin, Gullfaks Sør and Norne fields, turnaround and less NGL due to less gas offtake at Oseberg and close-down of the Tordis subsea separator from the end of May 2008 due to leakage from a well. The decrease was partly offset by build up of production at Ormen Lange and Snøhvit and new production from Alve, Tyrihans, Volve, Vilje and Yttergryta and Kvitebjørn returning to full production from July 2009 after it was shut down due to damaged gas pipeline.

  Average daily production of gas increased from 637 mboe per day at year end of 2008 to 666 mboe per day at year end of 2009. The increase of gas production is mainly due to the build-up of production at Ormen Lange and Snøhvit, new production from Alve, and Kvitebjørn returning to full production from July 2009.

  Average daily lifting of liquids decreased from 808 mboe per day at year end of 2008 to 778 mboe per day at year end of 2009.

  Exploration expenditure (including capitalised exploration expenditure) were NOK 8.2 billion at year end of 2009, compared to NOK 8.7 billion at year end of 2008, mainly due to fewer wells being drilled in 2009.

  Adjusted exploration expenses were NOK 5.2 billion at year end of 2009, compared to NOK 5.5 billion at year end of 2008. In 2009, 39 exploration and appraisal wells and two exploration extension were completed on the NCS, of which 31 exploration and appraisal wells and both exploration extension wells were announced discoveries.

  FINANCIAL REVIEW

  In 2009, the net operating income for E&P Norway was NOK 104.3 billion compared with NOK 166.9 billion in 2008.

  Unrealised gain on derivatives (NOK 1.5 billion), a change in future settlement related to a sale of a licence share (NOK 0.5 billion), restructuring costs (NOK 0.3 billion) and a refund of prior gas purchase expenses (NOK 0.3) had a positive impact on net operating income in 2009, while underlift (NOK 0.8 billion) and accrual for take-or-pay contract (NOK 0.2 billion) negatively impacted net operating income. Adjusted for these items, adjusted earnings were NOK 102.6 billion in 2009. In 2008, adjusted earnings were NOK 168.0 billion.

  The decrease was mainly caused by a drop in E&P Norway's realised price of liquids measured in NOK, which negatively impacted the adjusted earnings by NOK 60.1 billion and a decrease in oil production which negatively impacted adjusted earnings by NOK 7.7 billion. A lower transfer sales price for natural gas negatively impacted adjusted earnings by NOK 18.9 billion, partly offset by an increase in produced natural gas volumes, which contributed positively by NOK 3.0 billion. Other income was NOK 1.1 billion higher, due to income from insurance payments. Depreciation, amortisation and impairment were NOK 1.6 billion higher, and operating expenses was NOK 0.1 billion lower. Exploration expenses were NOK 0.3 billion lower in 2009 compared to 2008.
  Important Events:

    The top side and superstructure of the Gjøa platform were successfully mated together outside Stord in December.
    Exploration successesin the period included five discoveries: PL442 Frigg Delta (12 October), PL209 Ormen Lange appraisal (27 October), PL046 Beta Vest (30 October), PL193 Kvitebjørn Segment 3 (2 November) and PL159B Gjøk (15 December).

  INTERNATIONAL E&P

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income	11.6	8.2	42%	41.8	46.1	(9%)

Purchase, net of inventory variation	0.0	0.4	(106%)	1.1	1.7	(32%)
Operating expenses	1.9	1.3	42%	6.7	5.6	18%
Selling, general and administrative expenses	0.4	0.9	(52%)	2.8	3.2	(11%)
Depreciation, amortisation and impairment	3.1	5.2	(41%)	17.1	13.7	25%
Exploration expenses	3.4	2.0	70%	11.5	9.2	26%

Total operating expenses	8.7	9.8	(11%)	39.2	33.3	18%

Net operating income	2.9	(1.6)	n/a	2.6	12.8	(80%)

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income adjusted	11.2	9.3	21%	42.2	45.1	(6%)

Purchase, net of inventory variation adjusted	0.0	0.3	(108%)	1.1	1.6	(28%)
Operating expenses adjusted	1.5	1.9	(23%)	6.6	6.0	9%
Selling, general and administrative expenses adjusted	0.4	0.9	(52%)	2.8	3.2	(11%)
Depreciation, amortisation and impairment adjusted	3.9	4.0	(4%)	16.4	11.6	42%
Exploration expenses adjusted	2.1	1.9	10%	6.1	6.7	(8%)

Adjusted earnings [11]	3.4	0.3	1117%	9.2	16.1	(43%)

	Fourth quarter			For the year ended
Operational data	2009	2008	Change	2009	2008	Change

Prices:
Liquids price (USD/bbl)	72.0	51.9	39%	58.4	88.7	(34%)
Liquids price (NOK/bbl)	408.6	351.9	16%	366.5	499.3	(27%)

Liftings:
Liquids (mboe per day)	265	188	41%	267	211	26%
Natural gas (mboe per day)	74	72	3%	74	59	25%
Total liquids and gas liftings (mboe per day)	339	260	30%	341	270	26%

Production:
Entitlement liquids (mboe per day)[6]	264	241	10%	283	232	22%
Entitlement natural gas (mboe per day)	74	72	3%	74	59	25%
Total entitlement liquids and gas production (mboe per day)	339	313	8%	357	290	23%
Total equity gas production (mboe per day)	101	103	(2%)	94	88	6%
Total equity liquids production (mboe per day)	443	376	18%	418	376	11%
Total equity liquids and gas production (mboe per day)	544	479	13%	512	465	10%

  Fourth quarter

    Entitlement production increased by 8% and equity production increased by 13% compared to fourth quarter last year
    Revenues were positively impacted by 16% higher liquids prices measured in NOK

  OPERATIONAL REVIEW

  Average daily entitlement production of liquids and gas was 339 mboe per day in the fourth quarter of 2009, compared to 313 mboe per day in the fourth quarter of 2008. There was an average negative PSA effect on entitlement production of 205 mboe per day in the fourth quarter of 2009, compared to 166 mboe in the fourth quarter of 2008. The relatively high PSA effect in the fourth quarter of 2009 was due to relatively high equity production and change in profit tranches for some of our fields in Angola as well as some corrections from previous quarter.

  Average daily equity production of liquids increased from 376 mboe per day in the fourth quarter of 2008 to 443 mboe per day in the fourth quarter of 2009. The increase in liquids production was mainly related to start-up on Tahiti in the Gulf of Mexico in the second quarter of 2009, ACG in Azerbaijan due to the Central Azeri gas leak impacting the fourth quarter of 2008 and ramp-up on Agbami after production start-up third quarter 2008. The increase was partly offset by decreased production on Petrocedeño due to operational issues at the upgrader.

  Average daily equity production of gas decreased from 103 mboe per day in the fourth quarter of 2008 to 101 mboe per day in the fourth quarter of 2009. The decrease was mainly related to Shah Deniz due to lower nominations by natural gas customers, and decline on some fields tied in to Independence Hub in the Gulf of Mexico. This was partly compensated for by the ramp-up on Marcellus due to new wells.

  Average daily lifting of liquids and gas increased from 260 mboe per day in the fourth quarter of 2008 to 339 mboe per day in the fourth quarter of 2009.

  Exploration expenditure (including capitalised exploration expenditure) was NOK 2.7 billion in the fourth quarter of 2009 compared to NOK 3.1 billion in the fourth quarter of 2008. The reduction was mainly caused by less expensive wells and a weakened USD/NOK exchange rate. The reduction is partly offset by increased seismic spending and delineation drilling on the oil sands project in Canada.

  Adjusted exploration expenses were NOK 2.1 billion in the fourth quarter of 2009, compared to NOK 1.9 billion in the fourth quarter of 2008. The increase was mainly due to a reduction in the capitalisation rate of exploration wells and a increase in expenses capitalised in previous years, increased spending on seismic and delineation drilling on the oil sands project in Canada. The increase was partly offset by a weakened USD/NOK exchange rate and less expensive wells.

  In the fourth quarter of 2009, eight exploration and appraisal wells were completed, and two wells were announced as discoveries. A number of completed wells have encountered hydrocarbons but need more thorough evaluation before final conclusions on potential commerciality can be made.

  FINANCIAL REVIEW

  In the fourth quarter of 2009, net operating income for International E&P was NOK 2.9 billion compared to a loss of NOK 1.6 billion in the same period last year. In the fourth quarter of 2009, impairment losses on exploration of NOK 1.3 billion negatively impacted net operating income, while reversals of NOK 0.8 which affected depreciation and amortisation cost had a positive effect on net operating income.

  Adjusted for these items, adjusted earnings in the fourth quarter of 2009 and 2008, were NOK 3.4 billion and NOK 0.3 billion respectively. The increase was mainly due to an 8 % increase in entitlement production contributing NOK 1.0 billion, a 10 % increase in realised liquids and gas prices measured in NOK contributing NOK 0.8 billion, lower operating expenses contributing NOK 0.7 billion and reduced selling, general and administrative expenses contributing NOK 0.5 billion. In general, adjusted revenues and costs were impacted by the 16% weakening of the US dollar versus NOK from the fourth quarter of 2008 to the fourth quarter of 2009.

  In 2009

  OPERATIONAL REVIEW

  Average daily entitlement production of liquids and gas was 357 mboe per day in 2009, compared to 290 mboe per day in 2008. There was an average negative PSA effect on entitlement production of 156 mboe per day in 2009, compared to 175 mboe in 2008.

  Average daily equity production of liquids increased from 376 mboe per day in 2008 to 418 mboe per day in 2009. The increase in liquid production was mainly related to the ramp-up of the Agbami field in Nigeria and Saxi-Batuque in Angola, ACG in Azerbaijan due to the Central Azeri gas leakage in 2008, and start-up on Tahiti in the Gulf of Mexico. The increase was partly offset by decreased production from Girassol/Jasmin due to planned shutdown, OPEC restrictions and decline on Kizomba A and B in Angola.

  Average daily equity gas production increased from 88 mboe per day in 2008 to 94 mboe per day in 2009. The increase is mainly related to higher gas production from the Independence Hub in the Gulf of Mexico due to shutdowns caused by the hurricane in 2008.

  Average daily lifting of liquids and gas increased from 270 mboe per day in 2008 to 341 mboe per day in 2009.

  Exploration expenditure was NOK 8.7 billion in 2009 compared to NOK 9.1 billion in 2008. The decrease was due to a reduction in seismic spending, reduced drilling activity and lower field evaluation costs. The reduction was partly offset by the strengthening USD/NOK exchange rate from 2008 compared to 2009.

  Adjusted exploration expenses were NOK 6.1 billion in 2009, compared to NOK 6.7 billion in 2008. The decrease was mainly due to reduced seismic spending, reduced drilling activity, lower field evaluation costs and increased capitalization rate. The reduction was partly offset by the strengthening of the USD/NOK exchange rate from 2008.

  In 2009, 29 exploration and appraisal wells were completed and seven wells were declared as discoveries. A number of completed wells have encountered hydrocarbons but need more thorough evaluation before final conclusions on potential commerciality can be made.

  FINANCIAL REVIEW

  Net operating income for International E&P in 2009 was NOK 2.6 billion, compared to NOK 12.8 billion in 2008.

  The following items impacted net operating income in 2009: net impairment losses of NOK 6.1 billion (NOK 5.4 billion affecting exploration, with NOK 0.7 billion affecting depreciation and amortisation) and an underlift of NOK 0.5 billion negatively impacted net operating income. In 2008, impairment losses of NOK 4.6 billion (NOK 2.5 billion affecting exploration and NOK 2.1 billion affecting depreciation and amortisation) and other write-down of spare parts of NOK 0.1 billion negatively impacted net operating income, while a gain on sale of assets of NOK 1.2 billion and overlift of NOK 0.2 billion had a positive effect on net operating income.

  Adjusted for these items, adjusted earnings in 2009 and 2008, were NOK 9.2 billion and NOK 16.1 respectively. The decrease was mainly due to a 26 % drop in realized liquids and gas prices measured in NOK, negatively impacting adjusted earnings by NOK 14.3 billion, and an increase of NOK 4.8 billion in depreciation and amortisation. The decrease was partly offset by a 23 % increase in entitlement production impacting the adjusted earnings by NOK 9.8 billion and a NOK 0.6 billion decrease in exploration expenses. In general, adjusted revenues and costs were considerably impacted by the 12% strengthening of the US dollar versus NOK from 2008 compared to 2009.

  Important events:

    In the second licensing round in Iraq held on 11-12 December, Statoil and Lukoil placed a winning bid for the development of the West Qurna 2 field. The bid included a production plateau of 1.8 million barrels per day and a remuneration fee of 1.15 dollars per barrel. Statoil did initially have a share of 15% in the bid, but in later negotiations with Lukoil this has been increased to 25%. Iraq's North Oil Company is included in the consortium with a share of 25%, reducing Lukoil's and Statoil's shares to 56.25% and 18.75% respectively. The contract with the Iraqi authorities was signed on 31 January, 2010.
    On 1 October Angolan national oil company Sonangol and BP announced an oil discovery, called Tebe, in the ultra-deepwater block 31, offshore Angola. Statoil holds a 13.33% stake in block 31. This is the nineteenth find made on this block.
    On 29 October Angolan national oil company Sonangol and ENI announced an oil discovery, called Cabaça Norte-1, in Block 15/06 offshore Angola. Statoil holds a 5% stake in block 15/06.
    On 11 October the third and final platform on the South Pars phase 6, 7 & 8 project in Iran started production. Statoil is the offshore development operator of these phases and will assist the Pars Oil and Gas Company (POGC) in operating the three platforms for a maximum of three years in accordance with contractual obligations, until the project costs have been recovered.
    On 17 October there was a fatal accident on the Leismer development in Canada involving a contractual employee
    On 29 October Statoil signed a farm down agreement with the Chinese company CNOOC involving a number of Statoil's leases in Gulf of Mexico.
    On 27 November Statoil signed an agreement with the Russian oil company Zarubezhneft to sell 10% of Statoil's 40% share in the Kharyaga field in Russia. The farm down was part of the original PSA for the field.

  Subsequent important events:

    On 21 January, Statoil exercised our preferential purchase rights at the St. Malo field, which consists of four leases in Walker Ridge of the Gulf of Mexico's Lower Tertiary trend. We are currently in the process of conducting due diligence in an effort to finalise the transaction and expect to complete this process shortly.
    On 25 January ConocoPhillips and Statoil USA E&P announced that they have entered into a deal for Statoil to acquire a 25 percent working interest in 50 ConocoPhillips leases acquired in the Chukchi Sea federal OCS lease sale in 2008. In addition to financial considerations from Statoil, ConocoPhillips will also acquire a 50 percent working interest in 16 Statoil-operated GoM blocks and acquire all of Statoil's 25 percent working interest in five additional GoM blocks operated by ConocoPhillips.

  NATURAL GAS

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income	21.8	38.8	(44%)	98.6	110.8	(11%)

Purchase, net of inventory variation	13.3	26.3	(49%)	62.1	80.9	(23%)
Operating expenses	3.3	3.9	(15%)	14.4	13.8	4%
Selling, general and administrative expenses	0.4	0.3	33%	0.8	1.3	(38%)
Depreciation, amortisation and impairment	1.2	0.7	71%	2.8	2.3	22%

Total expenses	18.2	31.2	(42%)	80.1	98.3	(19%)

Net operating income	3.6	7.6	(53%)	18.5	12.5	48%

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income adjusted	21.4	36.1	(41%)	95.6	109.8	(13%)

Purchase, net of inventory variation adjusted	13.3	26.3	(49%)	62.1	80.9	(23%)
Operating expenses adjusted	3.3	3.9	(16%)	14.4	13.6	6%
Selling, general and administrative expenses adjusted	0.4	0.3	55%	0.8	1.3	(34%)
	0.4	0.8	(54%)	1.8	2.1	(16%)

Adjusted earnings [11]	4.0	4.8	(17%)	16.5	11.9	38%

	Fourth quarter			For the year ended
Operational data	2009	2008	Change	2009	2008	Change

Natural gas sales Statoil entitlement (bcm)	11.1	10.9	2%	41.4	39.3	5%
Natural gas sales (third-party volumes) (bcm)	2.2	1.2	84%	8.4	5.9	42%
Natural gas sales (bcm)	13.3	12.1	10%	49.8	45.2	10%
Natural gas sales on commission	0.4	0.4	(7%)	1.3	1.4	(7%)
Natural gas price (NOK/scm)	1.57	2.99	(47%)	1.90	2.40	(21%)
Transfer price natural gas (NOK/scm)	1.08	2.32	(54%)	1.38	1.87	(26%)
Regularity at delivery point	100%	100%	0%	100%	100%	0%

  .
  Fourth quarter

    Natural gas sales volumes increased by 10% to a total of 13.3 billion standard cubic metres in the fourth quarter of 2009.
    Natural gas maintained good trading margins in a challenging gas market where prices are down 47% compared to the fourth quarter of 2008.

  OPERATIONAL REVIEW

  Natural gas sales volumes in the fourth quarter of 2009 were 13.3 billion standard cubic metres (bcm), compared to 12.1 bcm in the fourth quarter of 2008, an increase of 10%. Of total gas sales in the fourth quarter of 2009, there was 11.1 bcm of entitlement gas and 0.8 bcm from the Norwegian State's direct financial interest (SDFI) share of US gas sales, while in the fourth quarter of 2008, 10.9 bcm was entitlement gas and 0.8 bcm was the SDFI share of US gas sales.

  In the fourth quarter of 2009 the volume weighted average sales price was NOK 1.57 per scm (USD 6.59 per million British thermal units), compared to NOK 2.99 per scm (USD 11.63 mmbtu) in the fourth quarter of 2008, a decrease of 47%.

  FINANCIAL REVIEW

  In the fourth quarter of 2009 the net operating income for Natural Gas was NOK 3.6 billion, compared to NOK 7.6 billion in the fourth quarter of 2008. The net operating income in Processing and transport was NOK 1.8 billion in the fourth quarter of 2009 and NOK 1.6 billion inthe fourth quarter of 2008. The net operating income in Marketing and trading was NOK 1.8 billion and NOK 6.0 billion, respectively. The main reason for the decreased income in Marketing and trading is the volume weighted average price which decreased from NOK 2.99 per scm to NOK 1.57 partly offset by lower cost of goods and increased gas sales volumes in addition to reduced gain on derivatives.

  Adjusted for a NOK 0.4 billion gain on derivatives (favourable movement in forward prices for our derivatives in the fourth quarter of 2009) and net NOK 0.8 billion in impairment in the fourth quarter of 2009, adjusted earnings were NOK 4.0 billion in the fourth quarter of 2009, compared to NOK 4.8 billion in the fourth quarter of 2008.

  Adjusted earnings in Processing and transport were NOK 1.8 billion in the fourth quarter of 2009, compared to NOK 1.4 billion in the fourth quarter of 2008. This is due to a reduction in fixed operating expenses and depreciation of NOK 0.4 billion.

  Adjusted earnings in Marketing and trading were NOK 2.2 billion in the fourth quarter of 2009, compared to NOK 3.3 billion in the fourth quarter of 2008. Marketing and trading income decreased by NOK 14.5 billion, mainly due to decreased gas sales prices, partly offset by higher gas sales volumes. The cost of goods decreased by NOK 13.0 billion from fourth quarter 2008 to fourth quarter 2009 due to decreased gas purchase prices, partly offset by higher gas purchase volumes. The fixed and variable operating expenses and depreciation are reduced by NOK 0.4 billion in the fourth quarter of 2009 compared to the fourth quarter of 2008, mainly due to reduced transportation cost. The reduced net margin is a result of the significant drop in sales prices as the net margin on NCS volumes is linked to the sales price due to the internal transfer price regime.

  OPERATIONAL REVIEW

  Natural gas sales volumes in 2009 were 49.8 bcm, compared to 45.2 bcm in 2008, an increase of 10%. Of total gas sales for 2009, there was 41.4 bcm of entitlement gas and 2.9 bcm from the SDFI's share of US gas sales, while in 2008, 39.3 bcm was entitlement gas and 2.6 bcm was the SDFI share of US gas sales.

  FINANCIAL REVIEW

  For 2009 net operating income was NOK 18.5 billion, compared to NOK 12.5 billion in 2008. The net operating income for Processing and transport was NOK 7.6 billion and NOK 6.3 billion in 2009 and 2008, respectively. Net operating income amounted to NOK 10.9 billion and NOK 6.2 billion in Marketing and trading in 2009 and 2008, respectively.

  The overall net operating income in 2009 was affected by a NOK 2.7 billion gain on derivatives compared to NOK 1.2 billion gain in 2008.

  Adjusted earnings   were NOK 16.5 billion in 2009, compared to NOK 11.9 billion in 2008. The increase was mainly due to a positive volume deviation and reduced cost of goods sold between 2009 and 2008. This is offset by a decrease of 21% in the volume weighted average sales price, amounting in total to NOK 23.4 billion.

  Adjusted earnings in Processing and transport were NOK 7.6 billion in 2009, compared to NOK 5.8 billion in 2008. Processing and transport revenue increased by NOK 1.8 billion, while fixed operating expenses and depreciation remained at the same level. The increased income was related to higher income due to increased volumes from the Norwegian Continental Shelf being transported and sold to European customers.

  Adjusted earnings in Marketing and trading were NOK 8.9 billion in 2009, compared to NOK 6.1 billion in 2008. Marketing and trading revenue decreased by NOK 14.9 billion, mainly due to decreased gas sales prices, partly offset by higher gas sales volumes. In addition, the cost of goods decreased by NOK 18.8 billion from 2008 to 2009.The fixed and variable operating expenses and depreciation increased by NOK 1.1 billion.

  In 2009 the volume weighted average sales price was NOK 1.90 per scm (USD 7.98 mmbtu), compared to NOK 2.40 per scm (USD 11.24 mmbtu) in 2008, a decrease of 21%.

  MANUFACTURING & MARKETING

IFRS income statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income	96.5	114.5	(16%)	351.2	531.3	(34%)

Purchase, net of inventory variation	90.7	106.7	(15%)	325.0	501.4	(35%)
Operating expenses	3.0	4.0	(26%)	10.8	14.7	(27%)
Selling, general and administrative expenses	2.3	2.8	(18%)	8.3	8.6	(3%)
Depreciation, amortisation and impairment	0.6	0.6	0%	7.8	2.1	267%

Total expenses	96.6	114.1	(15%)	351.8	526.8	(33%)

Net operating income	(0.1)	0.4	(115%)	(0.5)	4.5	(112%)

Adjusted earnings [11]	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Total revenues and other income adjusted	97.6	114.4	(15%)	353.2	530.5	(33%)

Purchase, net of inventory variation adjusted	91.4	103.1	(11%)	327.2	498.6	(34%)
Operating expenses adjusted	3.0	4.0	(26%)	12.1	13.4	(10%)
Selling, general and administrative expenses adjusted	2.2	2.5	(12%)	8.1	8.1	0%
Depreciation, amortisation and impairment adjusted	0.6	0.6	0%	2.4	2.1	11%

Adjusted earnings [11]	0.4	4.2	(90%)	3.6	8.3	(57%)

	Fourth quarter			For the year ended
Operational data	2009	2008	Change	2009	2008	Change

FCC margin (USD/bbl)	3.4	7.6	(55%)	4.3	8.3	(48%)
Contract price methanol (EUR/tonne)	223	295	(24%)	173	344	(50%)

  Fourth quarter

    Good trading result in oil sales, trading and supply
    Manufacturing income was affected by low refining margins
    Energy and retail experienced good margins, but low volumes

  OPERATIONAL REVIEW

  Refinery throughput has been reduced due to low margins. Nevertheless, the throughput was slightly higher in the fourth quarter of 2009 compared with the fourth quarter of 2008 due to lower maintenance shutdown activity.

  FINANCIAL REVIEW

  In the fourth quarter of 2009 net operating loss for Manufacturing & Marketing was NOK 0.1 billion compared with a positive net operating income of NOK 0.4 billion in the same period last year. The net operating loss in the fourth quarter of 2009 was impacted by a gain from price change on our operational storage (NOK 0.6 billion), gain on rental agreements related to South Riding Point purchase price allocation (NOK 0.1 billion), loss on inventory hedge positions which do not qualify for hedge accounting (NOK 1.1 billion), and restructuring costs in Energy and Retail (NOK 0.1 billion). The net operating in the fourth quarter of 2008 was impacted by a gain on inventory hedge positions which do not qualify for hedge accounting (NOK 0.1 billion), loss from price change on our operational storage (NOK 3.6 billion), and restructuring costs in Energy and Retail (NOK 0.3 billion).

  Considering these items, adjusted earnings were NOK 0.4 billion in the fourth quarter of 2009, compared to NOK 4.2 billion in the fourth quarter of 2008. The decrease was due to a considerable, positive currency effect on the value of inventories in commercial storage in 2008, weaker trading results and refining margins, partly offset by higher retail fuel margins.

  Adjusted earnings in Oil sales, trading and supply were NOK 0.7 billion in the fourth quarter of 2009, compared to NOK 3.9 billion in the fourth quarter of 2008. The decrease was due to the currency effect in 2008 and lower trading margins from storage strategies under prevailing market conditions.

  Adjusted earnings in Manufacturing resulted in a loss of NOK 0.6 billion in the fourth quarter of 2009, compared to a positive NOK 0.5 billion in the fourth quarter of 2008. The decrease was due to 56% lower refining margins and 24% lower methanol prices.

  Adjusted earnings in Energy and retail were NOK 0.3 billion in the fourth quarter of 2009, compared to a loss of NOK 0.2 billion in the fourth quarter of 2008. The increase was due to higher fuel margins, partly offset by lower fuel and convenience sales volumes.

  In 2009

  OPERATIONAL REVIEW

  Refinery throughput has been reduced due to low margins. Nevertheless the throughput was slightly higher in 2009 compared with 2008 due to lower maintenance shutdown activity.

  Retail market positions in transportation fuel have been strengthened in Scandinavia, the Baltics and Poland compared with 2008.

  FINANCIAL REVIEW

  In 2009 net operating loss was NOK 0.5 billion, compared with a positive net operating income of NOK 4.5 in 2008. The net operating loss in 2009 was impacted by a gain from price change on our operational storage (NOK 2.1 billion), reversal of a take-or-pay contract accrual (NOK 1.3 billion), gain on rental agreements related to South Riding Point purchase price allocation (NOK 0.1 billion), impairment loss on refinery assets (NOK 5.4 billion), loss on inventory hedge positions which do not qualify for hedge accounting (NOK 2.0 billion), and restructuring costs in Energy and Retail (NOK 0.2 billion). The net operating in 2008 was impacted by a gain on inventory hedge positions which do not qualify for hedge accounting (NOK 0.8 billion), a loss from price change on our operational storage (NOK 2.8 billion), a take-or-pay contract accrual (NOK 1.3 billion), and restructuring costs in Energy and Retail (NOK 0.5 billion).

  Considering these items, adjusted earnings were NOK 3.6 billion in 2009, compared to NOK 8.3 billion in 2008. The decrease was due to a major change in currency effect on the value of inventories in commercial storage, lower refining margins and methanol prices, partly offset by strong trading results and improved retail margins.

  In 2009 adjusted earnings in Oil sales, trading and supply were NOK 3.5 billion, compared to NOK 5.8 billion in 2008. The decrease was mainly due to a major change in currency effect on the value of inventories in commercial storage, partly offset by good trading results in all units, especially from storage strategies in a situation where forward prices are higher than spot market prices.

  In 2009 adjusted earnings in Manufacturing amounted to a loss of NOK 1.2 billion, compared to positive adjusted earnings of NOK 2.0 billion in 2008. The decrease was mainly due to 47% lower refining margins and 50% lower methanol prices.

  In 2009 adjusted earnings in Energy and retail were NOK 1.5 billion, compared to NOK 0.7 billion in 2008. The increase was due to higher fuel margins and lower operating costs, partly offset by lower fuel and convenience sales volumes.

  Important events:

    On 22 October Statoil completed the acquisition of the South Riding Point crude oil terminal in the Bahamas. The acquisition comprises oil storage and loading facilities which support Statoil's global growth ambitions and will strengthen Statoil's marketing and trading position in North America.

  Subsequent important events:

    Statoil's board of directors has decided to evaluate a new ownership structure for the group's energy and retail business. Stock-exchange listing is assumed by the board to be the most likely solution and this may take place in the fourth quarter of this year at the earliest. Should a listing be the result of this process, Statoil will probably consolidate the business at the introduction. The size and time horizon of Statoil's further ownership will be tailored to the new company's development needs. No significant impact in the financial statement is expected at introduction of this new company structure.

  LIQUIDITY AND CAPITAL RESOURCES

  Fourth quarter

  Cash flows provided by operating activities amounted to NOK 11.8 billion in the fourth quarter of 2009, compared to NOK 19.3 billion in the fourth quarter of 2008. The NOK 7.5 billion decrease was mainly due to changes in working capital contributing NOK 26.9 billion less in the fourth quarter of 2009 and NOK 6.3 billion in lower cash flows from underlying operations. These negative items were partly offset by NOK 21.3 billion lower tax payments and negative changes in other non-current items related to operating activities of NOK 4.4 billion when compared to the fourth quarter of 2008.

Condensed cash flow statement	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Cash flows from underlying operations	44.3	50.7	(6.3)	181.9	239.9	(57.9)
Cash flows from (to) changes in working capital	2.9	29.8	(26.9)	(5.7)	1.3	(7.0)
Taxes paid	(36.1)	(57.4)	21.3	(100.5)	(139.6)	39.1
Other changes	0.6	(3.8)	4.4	(2.8)	0.9	(3.7)
Cash flows provided by operations	11.8	19.3	(7.5)	73.0	102.5	(29.5)

Acquisitions	0.0	(13.1)	13.1	0.0	(13.1)	13.1
Additions to PP&E and intangible assets	(18.7)	(30.9)	12.2	(75.2)	(76.2)	1.0
Proceeds from sales	0.4	0.8	(0.4)	1.4	5.4	(3.9)
Other changes	(0.7)	(1.5)	0.7	(1.6)	(1.9)	0.3
Cash flows used in investing activities	(19.0)	(44.7)	25.7	(75.4)	(85.8)	10.5

Net change in long-term borrowing	4.8	(0.7)	5.5	41.4	(0.3)	41.7
Net change in short-term borrowing	(2.5)	9.7	(12.2)	(7.1)	10.5	(17.6)
Dividends paid	0.0	0.0	0.0	(23.1)	(27.1)	4.0
Other changes	0.0	0.1	(0.1)	0.1	(0.1)	0.2
Cash flows used in financing activities	2.3	9.1	(6.8)	11.3	(17.0)	28.3
Net increase (decrease) in cash flows	(4.9)	(16.3)	11.4	8.9	(0.3)	9.3

  Cash flows used in investing activities amounted to NOK 19.0 billion in the fourth quarter of 2009, compared to NOK 44.7 billion in the fourth quarter of 2008. The NOK 25.7 billion decrease stems from NOK 13.1 billion in acquisitions in the fourth quarter of 2008, of which the purchase of the remaining 50% share in Peregrine accounts for most of this amount. Furthermore, the change in cash flows used in investing activities also decreased due to NOK 12.2 billion decreased capital expenditures related to property plant and equipment, of which the payment to Chesapeake related to our entry into the Marcellus shale gas development accounted for USD 1,250 million, and NOK 0.7 billion in other cash flow changes to investments, only partly offset by NOK 0.4 billion in less proceeds from sales of assets.

  Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 20.8 billion in the fourth quarter of 2009, compared to NOK 47.6 billion in the fourth quarter of 2008. The NOK 26.8 billion decrease stems for the most part from the cash flows associated with the Marcellus and Peregrino transactions in the fourth quarter of 2008.

Gross investments	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

- E&P Norway	7.0	10.5	(34%)	34.9	34.9	(0%)
- International E&P	9.4	31.6	(70%)	39.4	48.7	(19%)
- Natural Gas	1.0	0.8	38%	2.6	2.0	26%
- Manufacturing & Marketing	3.0	4.1	(27%)	6.8	8.5	(20%)
- Other	0.3	0.6	(47%)	1.3	1.3	7%

Gross investments	20.8	47.6	(56%)	85.0	95.4	(11%)

  Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	Fourth quarter		For the year ended
(in NOK billion)	2009	2008	2009	2008

Cash flows to investments	19.0	44.7	75.4	85.8
Proceeds from sales of assets	0.4	0.8	1.4	5.4
Financial lease	0.0	0.0	6.9	0.3
Other changes in non-current loans granted and JV balances	1.4	2.1	1.3	3.9

Gross investments	20.8	47.6	85.0	95.4

  .

  Cash flows provided by financing activities in the fourth quarter of 2009 amounted to NOK 2.3 billion, compared to NOK 9.1 billion in the fourth quarter of 2008. The NOK 6.8 billion change was mainly related to repayment of short term borrowings by NOK 2.5 billion in the fourth quarter of 2009, compared to an increase of short term borrowings of NOK 9.7 billion in the fourth quarter of 2008. The NOK 12.2 billion change in short term borrowings was partly offset by an increase in new long term borrowings of NOK 5.5 billion.

  Gross financial liabilities were NOK 104.1 billion at 31 December 2009, compared to NOK 75.3 billion at 31 December 2008. The NOK 28.8 billion increase was due to a combination of increased non-current financial liabilities of NOK 41.4 billion and decreased current financial liabilities of NOK 12.5 billion.

  The increase in non-current financial liabilities was mostly attributable to new bonds issued of GBP 800 million due March 2031, EUR 1.2 billion due March 2021, EUR 1.3 billion due March 2015, USD 0.5 billion due April 2014, USD 1.5 billion due April 2019 and USD 0.9 billion due October 2014, aggregating to a total of NOK 46.3 billion, in combination with new financial lease of NOK 8.9 billion relating to a leased FPSO and energy plant currently in the construction phase, partly offset by repayment of loans of NOK 4.9 billion.

  Net financial liabilities [10] were NOK 75.3 billion at 31 December 2009, compared to NOK 46.0 billion at 31 December 2008. The change of NOK 29.3 billion was mainly related to an increase in gross financial liabilities of NOK 28.8 billion, in combination with an increase in cash, cash equivalents and current financial investments of NOK 3.4 billion, partly offset by changed adjustments of NOK 2.9 billion.

  The net debt to capital employed ratio [1] was 27.3% at 31 December 2009, compared to 17.5% at 31 December 2008. The 9.8 percentage point increase was mainly related to an increase of net financial liabilities of NOK 29.3 billion, in combination with an increase in capital employed of NOK 13.1 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

  Cash, cash equivalents and current financial investments amounted to NOK 31.7 billion at 31 December 2009, compared to NOK 28.4 billion at 31 December 2008. The NOK 3.3 billion increase mainly related to new long term debt.

  Cash and cash equivalents were NOK 24.7 billion at 31 December 2009, compared to NOK 18.6 billion at 31 December 2008. Current financial investments, which is part of our cash management, amounted to NOK 7.0 billion at 31 December 2009, compared to NOK 9.7 billion at 31 December 2008.

  Current items (total current assets less total current liabilities) increased by NOK 36.8 billion from NOK negative 32.2 billion at 31 December 2008 to NOK 4.6 billion at 31 December 2009. The change was due to a decrease in current liabilities such as taxes payable of NOK 16.1 billion, financial liabilities of NOK 12.5 billion, derivatives financial instruments of NOK 17.0 billion and increase in cash and cash equivalents of NOK 6.1 billion, partly offset by decrease in accounts receivable of NOK 13.6 billion.

  In 2009

  Cash flows provided by operating activities amounted to NOK 73.0 billion in 2009, compared to NOK 102.5 billion in 2008. The NOK 29.5 billion decrease was mainly due to NOK 57.9 billion in lower cash flow from underlying operations, changes in working capital contributing NOK 7.0 billion less in 2009, and changes in other non-current items related to operating activities of NOK 3.7 billion when compared to 2008, partly offset by and NOK 39.1 billion lower tax payments.

  Cash flows used in investing activities amounted to NOK 75.4 billion in 2009, compared to NOK 85.8 billion in 2008. The NOK 10.5 billion decrease stems mostly from the acquisitions paid for in the fourth quarter of 2008, partly offset by NOK 3.9 billion less in proceeds from sales.

  Gross investments amounted to NOK 85.0 billion in 2009 compared to NOK 95.4 billion in 2008.

  Cash flow provided by financing activities for the year ending 31.December 2009 amounted to NOK 11.3 billion, compared to cash flow used in financing activities of NOK 17.0 billion for the year ending 31. December 2008. The NOK 28.3 billion change was mainly related to NOK 41.7 billion in net changes in long-term borrowing, NOK 4.0 billion in less dividend paid in 2009, partly offset by repayment of short-term borrowings by NOK 7.1 billion in 2009, compared with an increase in short-term borrowings by NOK 10.5 billion in 2008.

  USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

  Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

  For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2008 Annual Report on Form 20-F.

  The following financial measures may be considered non-GAAP financial measures:

    Adjusted earnings
    Adjusted earnings after tax
    Return on average capital employed after tax (ROACE)
    Adjusted production cost Net debt to capital employed ratio

  Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

    Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
    Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
    Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
    Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
    Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
    Other items of income and expense are also adjusted when the impact on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

  A new functional currency in the parent company and certain subsidiaries has resulted in reduced currency gains and losses included in net financial items. While taxes payable (and current tax expense) are unaffected by this change, taxable income exceeded consolidated IFRS income before tax by approximately NOK 24.5 billion in the first nine months of 2009, thus contributing to a high tax rate for the first nine months of 2009.

  The measure adjusted earnings after tax excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

  Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

  Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

  Adjusted earnings equals the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

  We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation [12]	31 December
(in NOK billion, except percentages)	2009	2008

Net income for the last 12 months	17.7	43.3
After-tax net financial items for the last 12 months	10.5	6.4

Net income adjusted for financial items after tax (A1)	28.2	49.7

Adjustment for restructuring costs and other costs arising from the merger	(0.1)	(0.4)

Net income adjusted for restructuring costs and other costs arising from the merger (A2)	28.2	49.3

Adjusted earnings after tax for the last 12 months (C1)	38.3	57.5

Calculated average capital employed:
Average capital employed before adjustments (B1)	271.2	236.4
Average capital employed (B2)	268.7	233.3

Calculated ROACE:
Calculated ROACE based on average capital employed before adjustments (A1/B1)	10.4%	21.0%
Calculated ROACE based on adjusted earnings after tax and capital employed (C1/B2)	14.3%	24.7%

  Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2009				2008
(in NOK billion)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Operating expenses, Statoil Group	15.7	13.3	14.0	13.9	16.2

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	7.6	6.1	6.3	6.7	8.5

Total operating expenses upstream	8.0	7.1	7.7	7.2	7.6

2) Operation over/underlift	0.3	(0.7)	(0.1)	0.3	(0.4)
3) Transportation pipeline/vessel upstream	1.0	1.3	1.4	1.4	1.3
4) Miscellaneous items	(0.1)	0.0	0.1	0.0	0.5

Total operating expenses upstream excl. over/underlift & transportation	6.7	6.4	6.4	5.5	6.3
Total production costs last 12 months	25.0	24.6	24.3	23.9	24.2

5) Grane gas purchase	0.2	0.2	0.2	(0.0)	0.6
6) Restructuring costs from the merger	(0.3)	0.0	0.0	0.0	(1.6)
7) Change in ownership interest	0.0	0.1	(0.2)	(0.3)	0.8

Total operating expenses upstream for adjusted cost per barrel calculation	6.7	6.1	6.4	5.8	6.6

Production cost summary	Entitlement production		Equity production
	31 December		31 December
(in NOK per boe)	2009	2008	2009	2008

Calculated production cost	38.4	38.1	35.3	34.6

Calculated production cost, excluding reversals of restructuring cost arising from the merger	38.8	40.6	35.7	36.9

Calculated production cost, excluding reversals of restructuring costs and gas injection cost	38.4	36.7	35.3	33.3

  The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

  - Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

  - Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

  The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	31 December
(in NOK billion, except percentages)	2009	2008

Total shareholders' equity	198.3	214.1
Non-controlling interests	1.8	2.0

Total equity and minority interest (A)	200.1	216.1

Short-term debt	8.1	20.7
Long-term debt	96.0	54.6

Gross interest-bearing debt	104.1	75.3

Cash and cash equivalents	24.7	18.6
Current financial investments	7.0	9.7

Cash and cash equivalents and current financial investments	31.7	28.4

Net debt before adjustments (B1)	72.4	46.9

Other interest-bearing elements	5.0	1.9
Marketing instruction adjustment	(1.4)	(1.7)
Adjustment for project loan	(0.7)	(1.1)

Net interest-bearing debt (B2)	75.3	46.0

Normalisation for cash-build up before tax payment (50% of tax payment)	0.0	0.0

Net interest-bearing debt (B3)	75.3	46.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	272.5	263.0
Capital employed before normalisation for cash build-up for tax payment (A+B2)	275.4	262.0
Capital employed (A+B3)	275.4	262.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	26.6%	17.8%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	27.3%	17.5%
Net debt to capital employed (B3/(A+B3))	27.3%	17.5%

  Reconciliation of adjusted earnings to net operating income

  The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

  Statoil group

Items impacting net operating income	Fourth quarter			For the year ended
(in NOK billion)	2009	2008	Change	2009	2008	Change

Net operating income	33.5	37.8	(11%)	121.6	198.8	(39%)

Total revenues and other income	(0.1)	1.6	(104%)	0.2	(3.5)	107%
Change in fair value of derivatives	(0.9)	2.2	(143%)	(4.2)	(1.8)	(136%)
Inefficient hedge of inventories	1.1	(0.1)	1200%	2.0	(0.8)	350%
Impairment of investments	0.0	0.0	-	0.0	0.4	(100%)
Reversal of impairment of investments	0.0	(0.2)	100%	(0.3)	(0.2)	(50%)
Over/underlift	(0.5)	1.9	(127%)	1.1	3.1	(65%)
Gain/Loss on sales of assets	0.0	0.0	-	0.0	(1.2)	100%
Eliminations	0.3	(2.2)	114%	1.7	(3.0)	157%

Purchase net of inventory variation	(0.7)	3.7	(119%)	(2.2)	2.9	(176%)
Operational storage effects	(0.6)	3.6	(117%)	(2.1)	2.8	(175%)
Accrual for take of pay contract	0.0	0.1	(100%)	0.0	0.1	(100%)
Miscalleneous	(0.1)	0.0	-	(0.1)	0.0	-

Operating expenses	0.2	(1.4)	116%	(1.7)	(0.4)	(320%)
Over/underlift	0.4	(0.6)	163%	0.1	(0.7)	111%
Restructuring costs	(0.3)	(1.6)	84%	(0.3)	(1.6)	84%
Other adjustments	0.0	0.0	-	(0.3)	0.2	(248%)
Accrual for take of pay contract	0.1	0.0	-	(1.1)	1.3	(187%)
Eliminations	0.0	0.0	-	0.4	(0.4)	200%
Gain/Loss on sales of assets	0.0	0.8	(97%)	(0.5)	0.8	(159%)

Selling, general and administrative expenses	0.1	0.3	(67%)	0.2	0.5	(60%)
Restructuring costs	0.0	0.0	-	0.0	0.2	(100%)
Other adjustments	0.1	0.3	(67%)	0.2	0.3	(33%)

Depreciation, amortisation and impairment	0.0	1.3	(100%)	7.1	2.5	184%
Impairment	1.2	1.6	(25%)	9.0	3.4	165%
Other adjustments	0.0	(0.1)	100%	0.0	0.2	(100%)
Reversal of impairment	(1.2)	(0.2)	(500%)	(1.9)	(1.1)	(73%)

Exploration expenses	1.3	0.1	1200%	5.4	2.5	116%
Impairment	1.3	0.1	1200%	5.4	3.5	54%
Reversal of impairment	0.0	0.0	-	0.0	(1.2)	100%
Other	0.0	0.0	-	0.0	0.2	(100%)

Sum of adjustments	0.9	5.6	(85%)	9.1	4.5	101%
Adjusted earnings	34.4	43.4	(21%)	130.7	203.3	(36%)

  Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Fourth quarter		For the year ended
		2009	2008	2009	2008
Net operating income (NOI)	A	33.5	37.8	121.6	198.8
Tax on NOI		25.3	29.5	92.1	146.0
NOI after tax	C = A-B	8.2	8.2	29.5	52.8

Adjustments	D	0.9	5.6	9.1	4.5
Tax on adjustments	E	(0.7)	2.1	0.2	(0.2)

Adjusted earnings after tax	F = C+D-E	9.7	11.7	38.3	57.5

Net financial items	G	(1.3)	(12.1)	(6.7)	(18.4)
Tax on net financial items	H	(0.2)	(5.9)	5.0	(8.8)

Net income	I = C+G-H	7.1	2.0	17.7	43.3

  END NOTES

    After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section "Return on average capital employed after tax" for a reconciliation of the numerator. See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's fourth quarter 2009 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
    For a definition of non-GAAP financial measures and use of ROACE, see report section "Use and reconciliation of non-GAAP measures".
    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
    FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.
    A total of 10 mboe per day in the fourth quarter of 2009 and 17 mboe in the fourth quarter of 2008 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
    Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
    The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
    Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.
    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

    Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

    All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

    The production guidance for 2010 and 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

  FORWARD-LOOKING STATEMENTS

  This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements.

  All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; impact of facility maintenance activities; planned turnarounds; expected unit production cost for equity volumes; expected refining margins; expected start-up dates for projects and expected production and capacity of projects; expectations of the synergies produced by our recent acquisitions; expected capital expenditures; our expected ability to obtain short term and long term financing; the projected levels of risk exposure with respect to financial counterparties; the expected impact of USDNOK exchange rate fluctuations on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements.

  These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; the actions of competitors; the actions of field partners; industrial actions by workers; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

  Financial statements

  4th quarter 2009

CONSOLIDATED STATEMENTS OF INCOME
	For the three months		For the year
	ended 31 December		ended 31 December
	2009	2008	2009	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	122,586	149,830	462,292	651,977
Net income from associated companies	565	637	1,778	1,283
Other income	1,218	258	1,363	2,760

Total revenues and other income	124,369	150,725	465,433	656,020

OPERATING EXPENSES
Purchases [net of inventory variation]	(55,512)	(75,784)	(205,870)	(329,182)
Operating expenses	(15,653)	(16,167)	(56,860)	(59,349)
Selling, general and administrative expenses	(2,233)	(3,310)	(10,321)	(10,964)
Depreciation, amortisation and net impairment losses	(12,498)	(13,809)	(54,056)	(42,996)
Exploration expenses	(4,930)	(3,882)	(16,686)	(14,697)

Total operating expenses	(90,826)	(112,952)	(343,793)	(457,188)

Net operating income	33,543	37,773	121,640	198,832

FINANCIAL ITEMS
Net foreign exchange gains (losses)	1,671	(22,937)	1,993	(32,563)
Interest income and other financial items	841	6,975	3,708	12,207
Interest and other finance expenses	(3,794)	3,911	(12,451)	1,991

Net financial items	(1,282)	(12,051)	(6,750)	(18,365)

Income before tax	32,261	25,722	114,890	180,467

Income tax	(25,182)	(23,684)	(97,175)	(137,197)

Net income	7,079	2,038	17,715	43,270

Attributable to:
Equity holders of the company	7,161	2,014	18,313	43,265
Non-controlling interest (Minority interest)	(82)	24	(598)	5
	7,079	2,038	17,715	43,270

Earnings per share for income attributable to equity holders of the company - basic and diluted	2.25	0.63	5.75	13.58

Dividend declared and paid per ordinary share	-	-	7.25	8.50

Weighted average number of ordinary shares outstanding	3,182,914,686	3,185,220,293	3,183,873,643	3,185,953,538

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 31 December		For the year ended 31 December
	2009	2008	2009	2008
(in NOK million)	(unaudited)	(unaudited)	(unaudited)

Net income	7,079	2,038	17,715	43,270

Foreign currency translation differences	(2,059)	22,679	(13,637)	30,880
Actuarial gains (losses) on employee retirement benefit plans	3,741	(8,526)	3,191	(7,945)
Change in fair value of available for sale financial assets	0	(282)	(66)	(1,362)
Income tax on income and expense recognised directly in equity	(1,116)	(714)	(742)	(802)

Other comprehensive income	566	13,157	(11,254)	20,771

Total comprehensive income	7,645	15,195	6,461	64,041

Attributable to:
Equity holders of the parent company	7,727	15,171	7,059	64,036
Non-controlling interest (Minority interest)	(82)	24	(598)	5
	7,645	15,195	6,461	64,041

CONSOLIDATED BALANCE SHEETS
	At 31 December	At 31 December
	2009	2008
(in NOK million)	(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	340,835	329,841
Intangible assets	54,253	66,036
Investments in associated companies	10,056	12,640
Deferred tax assets	1,960	1,302
Pension assets	2,694	30
Financial investments	13,267	16,465
Derivative financial instruments	17,644	21,282
Financial receivables	5,747	4,914

Total non-current assets	446,456	452,510

Current assets
Inventories	20,196	15,151
Trade and other receivables	58,895	69,931
Current tax receivable	179	3,840
Derivative financial instruments	5,369	9,366
Financial investments	7,022	9,747
Cash and cash equivalents	24,723	18,638

Total current assets	116,384	126,673

TOTAL ASSETS	562,840	579,183

CONSOLIDATED BALANCE SHEETS
	At 31 December	At 31 December
	2009	2008
(in NOK million)	(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972
Treasury shares	(15)	(9)
Additional paid-in capital	41,732	41,450
Additional paid-in capital related to treasury shares	(847)	(586)
Retained earnings	145,909	147,998
Other reserves	3,568	17,254

Statoil shareholders' equity	198,319	214,079

Non-controlling interest (Minority interest)	1,799	1,976

Total equity	200,118	216,055

Non-current liabilities
Financial liabilities	95,962	54,606
Derivative financial instruments	1,657	1,617
Deferred tax liabilities	76,322	68,144
Pension liabilities	21,142	25,538
Assets retirement obligations, other provisions and other liabilities	55,834	54,359

Total non-current liabilities	250,917	204,264

Current liabilities
Trade and other payables	59,801	61,200
Current tax payable	40,994	57,074
Financial liabilities	8,150	20,695
Derivative financial instruments	2,860	19,895

Total current liabilities	111,805	158,864

Total liabilities	362,722	363,128

TOTAL EQUITY AND LIABILITIES	562,840	579,183

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited, in NOK million)	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2009	214,079	1,976	216,055
Net income	18,313	(598)	17,715
Other comprehensive income*	(11,254)	-	(11,254)
Dividend declared and paid	(23,085)	-	(23,085)
Other equity transactions	266	421	687

At 31 December 2009	198,319	1,799	200,118

(unaudited, in NOK million)	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2008	177,275	1,792	179,067
Net income	43,265	5	43,270
Other comprehensive income*	20,771	-	20,771
Dividend declared and paid	(27,082)	-	(27,082)
Other equity transactions	(150)	179	29

At 31 December 2008	214,079	1,976	216,055

*For detailed information, see Consolidated statement of comprehensive income: Other comprehensive income.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended 31 December	For the year ended 31 December
	2009	2008
(in NOK million)	(unaudited)

OPERATING ACTIVITIES
Income before tax	114,890	180,467

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and impairment losses	54,056	42,996
Exploration expenditures written off	6,998	3,872
(Gains) losses on foreign currency transactions and balances	6,512	15,243
(Gains) losses on sales of assets and other items	(526)	(2,704)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(5,045)	2,470
• (Increase) decrease in trade and other receivables	11,036	(1,129)
• (Increase) decrease in net current financial derivative instruments	(13,038)	11,858
• (Increase) decrease in current financial investments	2,725	(6,388)
• Increase (decrease) in trade and other payables	(1,365)	(5,466)

Taxes paid	(100,473)	(139,604)
(Increase) decrease in non-current items related to operating activities	(2,769)	918

Cash flows provided by operating activities	73,001	102,533

INVESTING ACTIVITIES
Additions through business combinations	0	(13,120)
Additions to property, plant and equipment	(67,152)	(58,529)
Exploration expenditures capitalised	(7,203)	(6,821)
Changes in other intangibles	(795)	(10,828)
Change in long-term loans granted and other long-term items	(1,636)	(1,910)
Proceeds from sale of assets	1,430	5,371

Cash flows used in investing activities	(75,356)	(85,837)

FINANCING ACTIVITIES
New long-term borrowings	46,318	2,596
Repayment of long-term borrowings	(4,905)	(2,864)
Distribution (to)/from non-controlling interests	421	179
Dividend paid	(23,085)	(27,082)
Treasury shares purchased	(343)	(308)
Net short-term borrowings, bank overdrafts and other	(7,115)	10,450

Cash flows provided by financing activities	11,291	(17,029)

Net increase (decrease) in cash and cash equivalents	8,936	(333)

Effect of exchange rate changes on cash and cash equivalents	(2,851)	707
Cash and cash equivalents at the beginning of the period	18,638	18,264

Cash and cash equivalents at the end of the period	24,723	18,638

See notes to the quarterly Consolidated financial statements.

  1 ORGANISATION AND BASIS OF PREPARATION

  General information
  Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway.

  Effective 1 October 2007, Statoil ASA merged with the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum) and Statoil ASA's name changed to StatoilHydro ASA. As of 1 November 2009 the name was changed back to Statoil ASA. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

  Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

  Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

  Organisation
  Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were until 31 December 2008 owned by Statoil ASA and by Statoil Petroleum AS. With effect from 1 January 2009, Statoil ASA transferred the ownership of its NCS net assets to Statoil Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by Statoil Petroleum AS and effective from the same date, Statoil Petroleum AS became the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 and irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities, and also became co-obligor or guarantor of certain other debt obligations of Statoil ASA.

  As a result of this group internal reorganisation, the nature of Statoil ASA's operations and transactions were changed so that the functional currency of the company also changed from NOK to USD effective as of the same date and with prospective effect. The functional currency of Statoil Petroleum AS has not changed and remains NOK. The presentation currency for the Statoil group remains NOK.

  Basis of preparation
  These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2008. Except for the implementation of the amendments to IAS 1 Presentation of Financial Statements, including the new accounting policy for classification of derivative financial instruments described below, there have been no significant changes in accounting policies compared to the annual financial statements. The interim financial statements are unaudited.

  With effect from 1 January 2009 Statoil adopted amendments to IAS 1 Presentation of Financial Statements issued in September 2007. The Statement of recognised income and expenses has been replaced with the Consolidated statement of comprehensive income and the Consolidated statement of changes in equity which Statoil previously presented in the Equity note. The Consolidated statement of changes in equity shows changes in non-controlling interests separately. Statoil also adopted other required amendments to standards and improvements to IFRSs effective 1 January 2009, with no significant impact on the interim financial statements except as further described below. In the fourth quarter of 2009 Statoil reassessed the amendments made to IAS 1 paragraph 68 and 71 concerning current and non-current classification of derivative financial instruments. As a result, Statoil concluded that certain instruments classified as held for trading in accordance with IAS 39, should be reclassified from current assets or liabilities to non-current assets or liabilities. The reclassifications have been applied retrospectively by adjusting the balance sheet for 31 December 2008 in this fourth quarter report, and all comparative amounts in the prior 2008 and 2009 interim reports have been restated as if the new accounting policy had always been applied, see note 2 for details of the reclassifications.

  The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

  Use of estimates
  The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

  Commercial factors affecting the financial statements
  Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

  2 RECLASSIFICATIONS OF DERIVATIVE FINANCIAL INSTRUMENTS

  In the fourth quarter Statoil reclassified from current assets and liabilities to non-current assets and liabilities certain derivative financial instruments (mainly earn-out agreements, certain embedded derivative contracts and interest rate swap agreements) classified as held for trading in accordance with IAS 39, as provided for in the amended version of IAS 1, which became effective 1 January 2009. This reclassification only affects the classification of the line item, "Derivative financial instruments" between current and non-current assets and liabilities for the quarters, and had no impact on Total Assets and Total Liabilities. Based on an assessment of relevant qualitative and quantitative factors, management concluded this reclassification was immaterial to the previously issued interim financial statements for 2009. The following table sets forth a restatement of derivative financial instruments between current assets and liabilities and non-current assets and liabilities for the first three quarters of 2009 and the comparative periods of 2008 as if the reclassifications had been appropriately applied beginning in the first quarter of 2009. The reclassification has not impacted Statoil's ability to exchange these assets or settle these liabilities for cash since the liquidity of the underlying instruments are unaffected.

As restated
For the period ended at	30 September	30 June	31 March	31 December	30 September	30 June	31 March	1 January
(in NOK million)	2009	2009	2009	2008	2008	2008	2008	2008

Non current assets
Derivative financial instruments	18,842	15,615	17,481	21,282	17,649	18,385	14,490	12,768

Total non-current assets	441,829	438,660	438,191	452,510	387,494	370,921	359,027	365,587

Current assets
Derivative financial instruments	9,189	8,111	9,111	9,366	9,887	15,495	13,043	8,802

Total current assets	125,173	115,955	139,694	126,673	178,064	164,485	170,247	117,499

TOTAL ASSETS	567,002	554,615	577,885	579,183	565,558	535,406	529,274	483,086

Non current liabilities
Derivative financial instruments	584	1,244	1,321	1,617	628	812	33	27

Total non-current liabilities	245,089	240,158	223,507	204,264	177,844	173,782	173,404	174,815

Current liabilities
Derivative financial instruments	3,187	4,226	7,420	19,895	20,743	15,310	7,442	7,473

Total current liabilities	129,627	123,090	140,373	158,864	187,010	179,586	164,680	129,204

TOTAL EQUITY AND LIABILITIES	567,002	554,615	577,885	579,183	565,558	535,406	529,274	483,086

As earlier reported
For the period ended at	30 September	30 June	31 March	31 December	30 September	30 June	31 March	1 January
(in NOK million)	2009	2009	2009	2008	2008	2008	2008	2008

Non current assets
Derivative financial instruments	0	0	0	2,383	676	585	943	609

Total non-current assets	422,987	423,045	420,710	433,611	370,521	353,121	345,480	353,428

Current assets
Derivative financial instruments	28,031	23,726	25,959	27,505	26,307	32,546	26,590	21,093

Total current assets	144,015	131,570	156,542	144,812	194,484	181,536	183,794	129,790

TOTAL ASSETS	567,002	554,615	577,252	578,423	565,005	534,657	529,274	483,218

Non current liabilities
Derivative financial instruments	0	0	0	0	0	0	0	0

Total non-current liabilities	244,505	238,914	222,186	202,647	177,220	173,005	173,371	174,788

Current liabilities
Derivative financial instruments	3,771	5,470	8,108	20,752	20,814	15,338	7,475	7,632

Total current liabilities	130,211	124,334	141,061	159,721	187,081	179,614	164,713	129,363

TOTAL EQUITY AND LIABILITIES	567,002	554,615	577,252	578,423	565,005	534,657	529,274	483,218

  3 FINANCIAL LIABILITIES AND FINANCIAL ITEMS

  On 11 March 2009 Statoil ASA executed the issuance of a GBP 0.8 billion bond maturing in March 2031, a EUR 1.2 billion bond maturing in March 2021 and a EUR 1.3 billion bond maturing in March 2015. All bonds were issued under Statoil ASA's Euro Medium Term Note Programme and have been listed on the London Stock Exchange.

  On 23 April 2009 Statoil ASA executed the issuance of a USD 0.5 billion bond maturing in April 2014 and a USD 1.5 billion bond maturing in April 2019. These registered bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

  On 15 October 2009 Statoil ASA executed the issuance of a USD 0.9 billion bond maturing in October 2014. The registered bond was issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States.

  All of the above mentioned bonds are guaranteed by Statoil Petroleum AS.

  Non-current financial liabilities include financial lease obligations of NOK 8.9 billion relating to a leased floating production storage and offloading vessel (FPSO) and an energy plant currently under development.

	For the three months		For the year
	ended 31 December		ended 31 December
(in NOK million)	2009	2008	2009	2008

Foreign exchange gains (losses) non-current financial liabilities	0	(8,514)	0	(11,252)
Foreign exchange gains (losses) derivative financial instruments	(269)	(17,927)	9,722	(25,001)
Foreign exchange gains (losses) taxes payable	(267)	0	(1,930)	0
Other foreign exchange gains (losses)	2,207	3,504	(5,799)	3,690
Net foreign exchange gains (losses)	1,671	(22,937)	1,993	(32,563)

Dividends received	(16)	(95)	66	290
Gains (losses) financial investments	224	4,034	875	4,796
Interest income financial investments	71	273	354	975
Interest income non-current financial receivables	28	42	106	130
Interest income current financial assets and other financial income	534	2,721	2,307	6,016
Interest income and other financial items	841	6,975	3,708	12,207

Capitalised borrowing costs	168	432	1,351	1,225
Accretion expense asset retirement obligation	(590)	(547)	(2,432)	(2,107)
Interest expense non-current financial liabilities incl. derivatives	(586)	(725)	(2,386)	(1,850)
Gains (losses) derivative financial instruments	(2,394)	5,127	(6,593)	5,632
Interest expense current financial liabilities and other finance expense	(392)	(376)	(2,391)	(909)
Interest and other finance expenses	(3,794)	3,911	(12,451)	1,991
Net financial items	(1,282)	(12,051)	(6,750)	(18,365)

  Effective 1 January 2009 the functional currency changed to US dollar for the parent company. As a result US dollar denominated non-current financial liabilities that impacted Net foreign exchange gains (losses) in 2008, do not impact the income statement in 2009. Correspondingly, NOK denominated taxes payable impact Net foreign exchange gains (losses) in 2009, but had no impact on the income statement in 2008.

  Foreign exchange gains (losses) derivative financial instruments include fair value changes of currency swap positions related to liquidity and currency risk management. Weakening of the US dollar versus the NOK for the year ended 31 December 2009 resulted in fair value gains on these positions which are recognised in the income statement. Correspondingly, strengthening of the US dollar versus the NOK for the year ended 31 December 2008 resulted in fair value losses.

  Gains (losses) derivative financial instruments include fair value changes of interest rate swap positions which are used to manage the interest rate risk on the loan portfolio. Increasing USD interest rates during the fourth quarter of 2009 and for the year ended 31 December 2009 resulted in fair value losses on these positions. Correspondingly, decreasing USD interest rates during the fourth quarter of 2008 and for the year ended 31 December 2008 resulted in fair value gains.

  Included in Interest expense current financial liabilities and other finance expenses for the fourth quarter of 2009 is an impairment loss on NOK 0.3 billion related to an investment in a refinery company, correspondingly the impairment loss for the year ended 31 December 2009 is NOK 1.4 billion. See also note 5.

  All hedge accounting relationships, which related to a portion of the non-current debt portfolio, were discontinued in the first quarter of 2009. Fair value adjustments of NOK 2.5 billion previously recorded on the loans in accounting hedge are prospectively being amortised over the remaining life of these loans (14 to 19 years). The amortised income recognised in Gains (losses) derivative financial instruments is NOK 45 million for the fourth quarter of 2009 and NOK 198 million for the year ended 31 December 2009.

  4 INCOME TAX

	For the three months		For the year ended
	ended 31 December		ended 31 December
(in NOK million)	2009	2008	2009	2008

Income before tax	32,261	25,722	114,890	180,467

Income tax	(25,182)	(23,684)	(97,175)	(137,197)

Equivalent to a tax rate of	78.1%	92.1%	84.6%	76.0%

  The relatively high tax rate in the fourth quarter of 2008 was primarily caused by significant net losses on financial items, which are tax deductible at a lower than average tax rate. In addition the deferred tax expenses were high in the fourth quarter of 2008 because of certain currency effects in companies taxable in other currencies than the functional currency.

  The higher tax rate for the year ended 31 December 2009 compared to 2008 was mainly caused by significant taxable exchange gains in the NOK based tax return in the parent company. These taxable exchange gains do not impact the income statement in the parent company, whose functional currency is USD. The higher tax rate was also caused by a relatively higher share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate, and operating losses in entities which are subject to lower than average tax rates.

  5 SEGMENTS

  Statoil manages its operations in four operating segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

  The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

  Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
31 December 2009
Revenues third party and Other income	2,149	3,492	21,434	96,167	562	0	123,804
Revenues inter-segment	40,839	7,657	308	273	656	(49,733)	0
Net income from associated companies	26	444	34	77	(16)	0	565

Total revenues and other income	43,014	11,593	21,776	96,517	1,202	(49,733)	124,369

Net operating income	27,866	2,871	3,591	(63)	(453)	(269)	33,543

Three months ended
31 December 2008
Revenues third party and Other income	(4,303)	2,203	37,843	114,111	234	0	150,088
Revenues inter-segment	49,813	5,827	530	311	771	(57,252)	0
Net income from associated companies	56	129	394	59	(1)	0	637

Total revenues and other income	45,566	8,159	38,767	114,481	1,004	(57,252)	150,725

Net operating income	30,454	(1,623)	7,594	414	(939)	1,873	37,773

Year ended
31 December 2009
Revenues third party and Other income	4,153	12,301	96,973	348,941	1,287	0	463,655
Revenues inter-segment	154,431	28,459	1,241	2,014	2,295	(188,440)	0
Net income from associated companies	79	1,075	399	280	(55)	0	1,778

Total revenues and other income	158,663	41,835	98,613	351,235	3,527	(188,440)	465,433

Net operating income	104,318	2,599	18,488	(541)	(1,146)	(2,078)	121,640

Year ended
31 December 2008
Revenues third party and Other income	2,879	10,289	108,704	530,165	2,700	0	654,737
Revenues inter-segment	216,882	35,031	1,882	966	2,212	(256,973)	0
Net income from associated companies	82	809	225	216	(49)	0	1,283

Total revenues and other income	219,843	46,129	110,811	531,347	4,863	(256,973)	656,020

Net operating income	166,907	12,784	12,541	4,548	(731)	2,783	198,832

  .

  In the International Exploration and Production segment, Statoil recognised net impairment losses of NOK 0.6 billion in the fourth quarter of 2009, mainly related to assets in the Gulf of Mexico. The net impairment losses are based on value in use estimates triggered by changes in reserve estimates and changes in market conditions. The net impairment losses consist of impairment losses of NOK 1.8 billion and reversals of previous periods impairment losses of NOK 1.2 billion. The net impairment losses have been presented as Exploration expenses of NOK 1.3 billion and net reversal of impairment of NOK 0.7 billion presented as Depreciation, amortisation and net impairment losses on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

  In the fourth quarter 2008, Statoil recognised impairment losses of NOK 1.3 billion related to the International Exploration and Production segment, mainly related to the Gulf of Mexico. The impairment losses were presented as Exploration expenses of NOK 0.1 billion and Depreciation, amortisation and net impairment losses of NOK 1.2 billion.

  For the year ending 31 December 2009, the International Exploration and Production segment recognised net impairment losses of NOK 6.3 billion, mainly related to assets in the Gulf of Mexico. The net impairment losses consist of impairment losses of NOK 8.0 billion and reversals of previous periods impairment losses of NOK 1.7 billion. The net impairment losses have been presented as Exploration expenses of NOK 5.4 billion and Depreciation, amortisation and net impairment losses of NOK 0.9 billion on the basis of their nature as intangible assets (exploration assets) and property, plant and equipment (development and producing assets), respectively.

  For the year ending 31 December 2008, Statoil recognised impairment losses of NOK 6.5 billion and reversals of impairment losses of NOK 2.0 billion related to the International Exploration and Production segment. The net impairment losses were presented as Exploration expense of NOK 2.4 billion and Depreciation, amortisation and net impairment losses of NOK 2.1 billion.

  For the year ended 31 December 2009 Statoil has recognised impairment losses of NOK 5.4 billion related to refinery assets in the Manufacturing and Marketing segment. The basis for the impairment losses are value in use estimates triggered by decreasing expectations on refining margins in NOK. The impairment losses have been presented as Depreciation, amortisation and net impairment losses.

  In addition, Statoil has recognised an impairment loss of NOK 0.3 billion in the fourth quarter 2009 (NOK 1.4 billion year to date) related to an investment in a refinery company which was classified as an available for sale financial asset. This impairment loss was not allocated to a specific segment but was presented as a financial item.

  In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and horizon of cash flows. The discount rate is 6.5% real after tax in a 28% tax regime and is derived from Statoil's weighted average cost of capital.

  In the Manufacturing and Marketing segment, a provision of NOK 1.3 billion related to a take or pay contract was expensed in 2008. The Provision was reversed and consequently reduced Operating expenses in 2009.

  In the Exploration and Production Norway segment, the line item Revenues third party and Other income is negative in the fourth quarter of 2008 due to negative changes in the fair value of certain earn-out agreements accounted for as derivatives.

  6 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property plant and equipment	Intangible assets
Balance at 31 December 2008	329,841	66,036
Additions	81,009	9,430
Transfers	4,878	(4,878)
Disposals	(763)	(823)
Expensed exploration expenditures previously capitalised	-	(6,998)
Depreciation, amortisation and net impairment losses	(52,910)	(1,146)
Effect of foreign currency translation adjustments	(21,220)	(7,368)
Balance at 31 December 2009	340,835	54,253

  7 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

  Statoil ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE alleged the right to compensation and initiated legal proceedings against Statoil on 29 April 2008 in a writ involving a multi-component claim. The aggregate principal exposure for the claim is estimated to be between NOK 4 and 7 billion after tax. Statoil rejected the MPE claim. On 15 January 2010 Stavanger district court awarded the MPE a cash compensation of NOK 378 million after tax in relation to the MPE's claim, in addition to interest from January 2002. The verdict is open to appeal until 5 March 2010. Pending the outcome of an appeal, if any, it is not possible to predict the outcome of this legal action, however, Statoil believes it has valid defences and will continue to defend the claim. Due to the possible prolonged nature of the litigation process, the timing and any amounts of an eventual resolution are highly uncertain.

  During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, issued a similar writ with a compensation claim approximating an estimated exposure of up to NOK 1 billion after tax. The dispute with ExxonMobil was settled in October 2009. The impact of this settlement on the consolidated financial statements was not material.

  Statoil was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to Statoil as of 1 October 2007 as part of the merger with Hydro Petroleum, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by Statoil, an external review of the relevant aspects was initiated. The external US and Norwegian legal counsels that have conducted the review delivered their report to Statoil ASA's CEO on 6 October 2008. The report has also been delivered to the National Authority for Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), the US Department of Justice, the US Securities and Exchange Commission and Libyan authorities. The report does not draw any legal conclusions. In accordance with the mandate for the review, the report entails the facts relevant to applicable Norwegian and US anti-corruption legislation to which Statoil ASA may be subject as a result of the merger. Økokrim informed on 15 May 2009 that there will be no investigations related to the international activities of former Hydro Oil & Energy.

  During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

  8 SUBSEQUENT EVENTS

  Statoil's board of directors has decided to evaluate a new ownership structure for the group's energy and retail business. A listing on the Oslo Stock Exchange is expected to be the most likely solution, but would not take place before the fourth quarter of this year at the earliest. Should a listing be the result of this process, Statoil will likely consolidate the business at the introduction. The size and time horizon of Statoil's further ownership will be tailored to the new company's development needs. No significant impact in the financial statements is expected at initiation of this new ownership structure.

  Signatures

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

  11 February 2010

  /s/ Eldar Sætre
  Eldar Sætre
  Chief Financial Officer